EXHIBIT 2.1

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INDEX OF EXHIBITS

Exhibit A	Form of Lock-Up Agreement

AGREEMENT AND PLAN OF

MERGER AND REORGANIZATION

By and Among

THERMOGENESIS CORP.

TOTIPOTENTRX CORPORATION

MITCHEL SIVILOTTI

and

KENNETH L. HARRIS
Dated as of July 15, 2013

AGREEMENT AND PLAN OF
 MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of July 15, 2013 by and among Thermogenesis Corp., a Delaware corporation (“Parent”), TotipotentRX Corporation, a California corporation (“RX”), Mitchel Sivilotti (“Sivilotti”) and Kenneth L. Harris (“Harris”) (Sivilotti and Harris each a “Principal Stockholder” and, collectively, the “Principal Stockholders”).

RECITALS

A.                 Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law and California Law (each as defined herein), Parent and RX are entering into a business combination transaction pursuant to which RX will merge with and into Parent (“Merger”), with Parent continuing after the Merger as the surviving corporation.

B.                 On July 11, 2013, RX (formerly named MK Alliance, Inc.) merged (“RX-MK Merger”) with the California corporation named TotipotentRX Corporation (“RX Target”) pursuant to the terms of an Agreement and Plan of Merger between these corporations, dated as of July 2, 2013 (“RX-MK Merger Agreement”).

C.                  The Board of Directors of Parent (i) has determined that the Merger is advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Parent Common Stock to the stockholders of RX pursuant to the terms of this Agreement and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of Parent vote to approve the Merger and the issuance of shares of Parent Common Stock (as defined herein) to the stockholders of RX pursuant to the terms of the Merger.

D.                 The Board of Directors of RX (i) has determined that the Merger is fair to, advisable and in the best interests of, RX and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has approved and determined to recommend the approval and adoption of this Agreement and the approval of Merger to the stockholders of RX.

E.                   In order to induce Parent to enter into this Agreement, the Principal Stockholders are executing lock-up agreements concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit A (the “Lock-up Agreements”).

F.                  The parties hereto (individually, a “Party”, and collectively, the “Parties”) desire to make certain representations and warranties and other agreements in connection with the Merger.

G.                  The Parties intend that the Merger qualify as a reorganization pursuant to Section 368 of the Code (as defined herein).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
 DEFINITIONS

1.1                Certain Defined Terms.  For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)            “Action” or “Actions” means any action, claim, suit, proceeding, arbitration, inquiry, hearing or investigation pending or brought by or before any Governmental Authority or any arbitrator or arbitration panel.

(b)            “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the ownership of fifty percent (50%) or more of the equity interest of such Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(c)            “Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information that could reasonably be expected to lead to an Acquisition Proposal with such Party.

(d)            “Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral, from a Third Party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of (a) 15% or more of any class of the equity securities of such Party or a material Subsidiary of such Party or (b) 15% or more of the assets of such Party or a material Subsidiary of such Party, in each case pursuant to any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of (y) 15% or more of any class of equity securities of the Party or a material Subsidiary of the Party or (z) 15% or more of the assets of the Party or a material Subsidiary of the Party; provided, however, that none of the following shall be an “Acquisition Proposal” within the meaning of this Agreement: (i) any capital raising transaction allowed pursuant to Section 6.2 of the Parent Disclosure Letter; and (ii) the transfer by RX of up to 1% of the outstanding equity securities in the RX Subsidiaries to a third party to comply with the requirement that there must be two shareholders of a corporation incorporated in India; provided further that, for purposes of Sections 10.3(b) and 10.3(c), all such references to “15%” shall be deemed to be “50%”.

(e)            “Business Day” means any day other than a day on which banks in the State of California are authorized or obligated to be closed.

(f)            “California Law” means the General Corporation Law of the State of California.

(g)            “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any successor statute thereto.

(h)            “Code” means the United States Internal Revenue Code of 1986, as amended, or any successor statute thereto.

(i)            “Confidentiality Agreement” means that certain Confidentiality Agreement to which RX and Parent are parties, dated as of January 3, 2012.

(j)            “Delaware Law” means the General Corporation Law of the State of Delaware.

(k)            “Diluted RX Share Amount” means the (i) the number of outstanding shares of capital stock of RX immediately prior to the Effective Time, plus (ii) the number of shares of RX Capital Stock issuable upon exercise or conversion of any securities of RX that are outstanding immediately prior to the Effective Time and which do not terminate at or prior to the Effective Time (and which shares are not included in (i) above), less (iii) the number of shares of RX Capital Stock that are issuable upon exercise of the RX Warrants to the extent such number of shares does not exceed the RX Warrant Share Cap.

(l)             “DOJ” means the United States Department of Justice, or any successor department thereto.

(m)            “Employment Agreements” mean those certain Employment Agreements dated the date hereof by and between Parent and each of Harris and Sivilotti.

(n)            “Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

(o)            “Environmental Law” shall mean any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

(p)            “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor statute thereto.

(q)            “Exchange Act” means the Securities and Exchange Act, as amended, or any successor statute thereto.

(r)            “Exchange Ratio” means an amount equal to the quotient of (A) the Merger Shares divided by (B) the Diluted RX Share Amount.

(s)            “Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with issuance of Parent Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

(t)            “FTC” means the United States Federal Trade Commission, or any successor agency thereto.

(u)            “GAAP” means United States generally accepted accounting principles.

(v)            “Governmental Authority” means any governmental body, court, administrative agency or commission or other governmental authority or instrumentality.

(w)            “Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
(x)            “Indemnification Agreements” means those certain Indemnification Agreements entered into in May 2013, by and between RX and each of its directors and officers.

(y)            “Indemnification Termination Date” shall mean (i) with respect to claims for Non-Tax Indemnification Obligations, the date fifteen (15) months after the Closing Date, and (ii) with respect to claims relating to the Tax Indemnification Obligation, the first day after the expiration of the statute of limitations applicable thereto (including any extensions thereof).

(z)            “Independent Director” means an individual that satisfies the definition of an “independent director” for Parent set forth in the applicable rules in the Marketplace Rules of the NASDAQ Stock Market, as such rules may be amended from time to time, or, if the principal exchange upon which Parent Common Stock is then traded is not the NASDAQ Capital Market, such term shall mean any individual that satisfies the definition of independent director of Parent according to the rules of such other exchange.

(aa)            “Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith:  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (viii) any similar or equivalent rights to any of the foregoing anywhere in the world.

(bb)            “IRS” means the United States Internal Revenue Service, or any successor agency thereto.

(cc)            “Law” or “Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, judgment, decree or other requirement of law.

(dd)            “Letter of Transmittal” means a letter of transmittal in such form as reasonably presented to the stockholders of RX by Parent after the Effective Time.

(ee)            “Liability” or “Liabilities” means any and all debts, liabilities and obligations of any type or nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, including, without limitation, those arising under any Law, Action or governmental order and those arising under any contract, agreement, arrangement, commitment or undertaking.

(ff)            “Lien” or “Liens” means any lien, security interest, adverse claim, charge, mortgage or other encumbrance.

(gg)          “made available” means that such document or information in question (a) has been specifically posted to the virtual data room managed by the Party making such document available (sharevault.net, in the case of Parent, or onehub.com, in the case of RX), or (b) with respect to Parent, has been filed with the SEC, is accessible on the SEC’s website via its EDGAR system and has been expressly identified in Parent’s most recent Annual Report on Form 10-K, proxy statement, or subsequent current or periodic reports filed with the SEC or any exhibits thereto.

(hh)          “Material Adverse Effect” when used with reference to Parent or RX, means any change, event, violation, inaccuracy, circumstance or effect that has, or would reasonably be expected to have, a material adverse effect on (i) the assets (including intangible assets), financial condition or results of operations of Parent, on one hand, and RX and their Subsidiaries taken as a whole on the other hand (including, following the Merger, the Surviving Corporation and its Subsidiaries) or (ii) the business, capitalization or prospects of the applicable entity and its Subsidiaries taken as a whole; provided, however, that in no event shall (i) a decrease in such entity’s stock price by itself constitute a Material Adverse Effect, or (ii) any change, event, violation, inaccuracy, circumstance or effect that results from (A) the public announcement or pendency of the Merger and the other transactions contemplated hereby, (B) changes generally affecting the industry in which such entity currently operates or conducts business, (C) changes generally affecting the United States or international economy as a whole in any location where such entity has material operations or sales, (D) the suit filed by Harvest Technologies Corp. against Parent, but excluding for this purpose the adverse effect caused solely by the addition of additional defendants to this suit or separate claims by third parties against Parent relating to the matters that are the subject of the suit, (E) the results of any clinical trials of RX, (F) compensation expenses of RX set forth in the RX GAAP Financial Statements, (G) non-cash charges for deferred revenue in RX’s blood cord banking business; (H) the RX Note Liabilities, but only to the extent such liabilities are tested under this definition after the S-4 Registration Statement is filed with the SEC, (I) the reduction in the value of securities held by RX for investment; or (J) any other event or circumstances agreed to in writing by Parent and RX (which changes, in the case of (B) and (C), do not materially disproportionately affect such entity), constitute a Material Adverse Effect.

(ii)            “Merger Shares” means Twelve Million Four Hundred Ninety Thousand Eight Hundred Forty One (12,490,841) shares of Parent Common Stock, subject to adjustment for stock splits, stock dividends, recapitalizations and the like, less the number of shares of Parent Common Stock equal to the quotient obtained by dividing (i) the total cash payments made or required to be made by RX and the RX Target to dissenting shareholders in the RX-MK Merger under Chapter 13 to satisfy their appraisal rights relating to the RX-MK Merger by (ii) the average VWAP for the ten trading day period ending as of the Closing Date.

(jj)            “Multiple Employer Plan” shall mean (i) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 3(40) of ERISA, or (ii) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in subpart (A).

(kk)            “Non-Competition Agreements” mean those certain Non-Competition Agreements dated the date hereof by and between Parent and each of Harris and Sivilotti.

(ll)            “Parent Associate” shall mean any current or former employee, independent contractor, officer or director of Parent or any Parent Affiliate.

(mm)        “Parent Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

(nn)          “Parent Capital Stock” means any class or series of capital stock of Parent.

(oo)          “Parent Common Stock” means the Common Stock, par value $0.001 per share, of Parent.

(pp)          “Parent Director Plans” means Parent’s 2012 Independent Director Equity Plan and 2002 Independent Director Equity Plan.

(qq)          “Parent Options” means all options to purchase, acquire or otherwise receive shares of Parent Common Stock (whether or not vested) held by current or former employees or directors of or consultants to Parent and excluding all Parent Warrants.

(rr)            “Parent Stock Plan” means Parent’s 2006 Equity Incentive Plan.

(ss)            A “Parent Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Parent shall have failed to recommend that Parent’s stockholders vote to approve the Parent Stockholder Approval Matter or shall for any reason have withdrawn or shall have modified in a manner adverse to RX the Parent Board Recommendation; (ii) Parent shall have failed to include in the Proxy Statement/Prospectus/Information Statement the Parent Board Recommendation; (iii) Parent shall have failed to file the S-4 Registration Statement with the SEC by the later of (A) August 14, 2013, (B) 30 days after RX has provided to Parent the financial statements described in Section 7.18 and (C) if the date described in (B) occurs at a time that Parent does not have financial statements available to allow Parent to file the S-4 Registration Statement with the SEC in accordance with SEC rules, regulations or policies, the date 20 days after the earlier to occur of (1) the date such financial statements become available and (2) the date such financial statements are required to be filed with the SEC by Parent in Parent’s reports on Form 10-Q or Form 10-K, as applicable, provided in each case, that RX shall have reasonably cooperated with Parent as contemplated by Section 7.1(b); (iv) Parent shall have failed to hold the Parent Stockholders’ Meeting within 60 days after the Form S-4 Registration Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding by the SEC, in which case such 60-day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending and other than to the extent Parent shall not have had a quorum at the originally scheduled date for the meeting and shall have adjourned the meeting to a future date not later than 30 days after the originally scheduled date); (v) the Board of Directors of Parent shall have approved, endorsed or recommended any Acquisition Proposal; (vi) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.5) or (v) Parent or any director, officer or agent of Parent shall have willfully and intentionally breached the provisions set forth in Section 7.5.

(tt)            “Parent Warrants” means all warrants to purchase, acquire or otherwise receive shares of Parent Capital Stock (whether or not vested) other than Parent Options.

(uu)         “Permitted Liens” means: (i) Liens for Taxes not yet due and payable; (ii) purchase money security interests for the purchase of goods and services in the ordinary course of business securing obligations not exceeding $50,000 in total, and (iii) such imperfections of title and encumbrances, if any, which are not material.

(vv)          “Person” means any individual, Entity or Governmental Authority.

(ww)        “Post-Signing Term Employment Agreements” means employment agreements entered into by any Party or any Subsidiary of a Party from the date of this Agreement through the Closing Date other than (i) at-will employment agreements that are terminable with no contractual severance payments and (ii) the Employment Agreements.

(xx)            “Proxy Statement/Prospectus/Information Statement” means the proxy statement/prospectus/information statement to be sent to (i) Parent’s stockholders in connection with the Parent Stockholders’ Meeting and (ii) RX’s stockholders in connection with the approval of this Agreement and the Merger by signing the RX Stockholder Written Consents.

(yy)          “Registered Intellectual Property” means all United States, international and foreign:  (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; and (iv) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Authority.

(zz)            “RX Associate” shall mean any current or former employee, independent contractor, officer or director of RX or any RX Affiliate.

(aaa)       “RX Affiliate” shall mean any Person that is (or at any relevant time was) under common control with RX within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

(bbb)      “RX Capital Stock” means all classes and series of capital stock of RX.

(ccc)        “RX Common Stock” means the Common Stock, par value $0.01 per share, of RX.

(ddd)      “RX Options” means all options to purchase, acquire or otherwise receive shares of RX Common Stock (whether or not vested) that are held by current or former employees or directors of or consultants to RX, but excluding all RX Warrants.

(eee)        “RX Note Liabilities” shall mean those Liabilities that are disclosed in the notes to the RX GAAP Financial Statements for the year ended December 31, 2012 and the three month period ended March 31, 2013, but that are not disclosed on the face of the RX GAAP Financial Statement balance sheets at December 31, 2012 and March 31, 2013.

(fff)           “RX Stock Option Plan” means the RX 2011 Stock Option Plan.

(ggg)       “RX Stockholder Debt” means indebtedness of RX to: (i) Harris in the aggregate principal amount of $105,000 as of the date hereof, as evidenced by that certain (a) promissory note, dated May 28, 2008, as amended effecive May 28, 2011, May 28, 2012 and May 28, 2013, and (b) promissory note, dated August 28, 2008, as amended effective August 28, 2011 and August 28, 2012; and (ii) Sivilotti in the aggregate principal amount of $135,000 as of the date hereof, as evidenced by that certain (a) promissory note, dated May 28, 2008, as amended effecive May 28, 2011, May 28, 2012 and May 28, 2013, and (b) promissory note, dated December 20, 2012.  The RX Stockholder Debt represents all indebtedness for borrowed money of RX or any of its Subsidiaries to any of their shareholders.

(hhh)      An “RX Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of RX shall have failed to recommend that RX’s stockholders vote to approve the Merger or shall for any reason have withdrawn or shall have modified in a manner adverse to Parent the RX Board Recommendation; (ii) RX shall have failed to include in the Proxy Statement/Prospectus/Information Statement the RX Board Recommendation; (iii) the Board of Directors of RX shall have approved, endorsed or recommended any Acquisition Proposal; (iv) RX shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 7.5); or (v) RX or any director, officer or agent of the RX shall have willfully and intentionally breached the provisions set forth in Section 7.5.

(iii)            “RX Warrants” means all warrants to purchase, acquire or otherwise receive shares of RX Common Stock (whether or not vested) other than RX Options.

(jjj)            “RX Warrant Share Cap” shall mean 2,004 (as adjusted for stock splits, stock dividends, recapitalizations occurring before the Effective Time) shares of RX Common Stock.

(kkk)        “Securities Act” means the Securities Act of 1933, as amended, or any successor statute thereto.

(lll)            “SEC” means the United States Securities and Exchange Commission, or any successor agency thereto.

(mmm)                          An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

(a)            (nnn)            “Superior Offer” means an unsolicited bona fide written offer by a third party to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction as a result of which either (A) the Party’s stockholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate company entity thereof) or (B) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial ownership of securities representing 50% or more of the voting power of the Party’s capital stock then outstanding or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or other disposition of at least 50% of the assets of the Party or its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions that: (A) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement; and (B) is on terms and conditions that the Board of Directors of Parent or RX, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that its Board of Directors deems relevant following consultation with its outside legal counsel and financial advisor: (x) is reasonably likely to be more favorable, from a financial point of view, to the Parent’s stockholders or RX’s stockholders, as applicable, than the Merger and the other transactions contemplated hereby; and (y) is reasonably capable of being consummated.

(ooo)      “Tax” or “Taxes” means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, deemed dispositions, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

(ppp)       “Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, RX or any Affiliates thereof.

(qqq)       “VWAP” means, for any date with respect to Parent Common Stock, the daily volume weighted average price of the Common Stock for such date (or the nearest preceding date) on the NASDAQ Capital Market as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. New York City time to 4:02 p.m. New York City time).
1.2            Certain Additional Defined Terms.  For all purposes of and under this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Agreement	Preamble
Agreement of Merger	Section 2.3
Certificates	Section 2.9(b)
Chapter 13	Section 2.8(a)
Closing	Section 2.2
Closing Date	Section 2.2
Dissenting Shares	Section 2.8(a)
Effective Time	Section 2.3
GAAP	Section 7.20
Indemnified Parties	Section 6.13(a)
Lock-up Agreements	Recitals
Merger	Recitals
Note Exchange	Section 7.15
Parent	Preamble
Parent Balance Sheet	Section 4.8(b)
Parent Board Recommendation	Section 7.3(b)
Parent Contract	Section 5.19(b)
Parent Disclosure Letter	Article V Preamble
Parent Financial Statements	Section 5.8(b)
Parent Intellectual Property	Section 5.12(a)(i)
Parent Permits	Section 5.13(b)
Parent Employee Plans	Section 5.16(d)
Parent Preferred Stock	Section 5.3(a)
Party or Parties	Recitals
Parent Registered Intellectual Property	Section 5.12(a)(ii)
Parent Returns	Section 5.11(a)
Parent SEC Reports	Section 5.8(a)
Parent Stockholder Approval	Section 5.5
Parent Stockholder Approval Matter	Section 7.3(a)
Parent Stockholders’ Meeting	Section 7.3(a)
Pre-Closing Period	Section 6.1
Required RX Stockholder Vote	Section 3.5
Required Parent Stockholder Vote	Section 5.5
RX Annual Financial Statements	Section 3.8(a)
RX Board Recommendation	Section 7.2(b)
RX Contract	Section 3.18(b)
RX Designees	Section 7.19(a)
RX Disclosure Letter	Article III Preamble
RX Employee Plans	Section 3.15(d)
RX Financial Statements	Section 3.8(a)
RX Intellectual Property	Section 3.11(a)(i)
RX Interim Financial Statements	Section 3.8(a)
RX International Employee Plan	Section 3.15(p)
RX-MK Merger	Recital B
RX Permits	Section 3.12(b)
RX Registered Intellectual Property	Section 3.11(a)(ii)
RX Returns	Section 3.10(a)
RX Stockholder Approval	Section 3.5
RX Stockholder Written Consent(s)	Section 7.2(a)
RX Subsidiaries	Section 3.4
RX Target	Recital B
S-4 Effective Date	Section 7.1(a)
Surviving Corporation	Section 2.1

ARTICLE II
THE MERGER

2.1                The Merger.  At the Effective Time (as defined in Section 2.3) and upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of Delaware Law and California Law, RX shall be merged with and into Parent, the separate corporate existence of RX shall cease and Parent shall continue as the surviving corporation.  As the surviving corporation after the Merger, Parent is hereinafter sometimes referred to as the “Surviving Corporation.”

2.2                Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Weintraub Tobin Chediak Coleman Grodin Law Corporation, in Sacramento, California, at a time and date to be specified by the Parties, which time and date shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE VIII, or at such other location, time and date as the Parties shall mutually agree in writing (the date upon which the Closing actually occurs being referred to herein as the “Closing Date”).

2.3                Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, Parent and RX shall cause the Merger to be consummated by filing a certificate of merger (“Merger Certificate”) with the Secretary of State of the State of Delaware and the Secretary of State of the State of California in accordance with the relevant provisions of Delaware Law and California Law.  The Merger shall become effective at the time agreed upon in writing by the Parties and specified in the Merger Certificate, which time shall be no later than two Business Days after the Merger Certificate is so filed (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

2.4                 Legal Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware and California Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of RX shall vest in the Surviving Corporation, and all debts, liabilities and duties of RX shall become the debts, liabilities and duties of the Surviving Corporation.

2.5                Articles of Incorporation and Bylaws of Surviving Corporation.  The Certificate of Incorporation of Parent as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with Delaware Law and the terms of such Certificate of Incorporation.  The Bylaws of Parent as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

2.6                Intentionally Omitted.

2.7          Effect on RX Securities.  On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, RX, or the holders of any of the following securities, the following shall occur:

(a)	RX Common Stock.

(i)              Each share of RX Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of RX Common Stock to be canceled pursuant to Section 2.7(a)(ii) and any shares of RX Common Stock that are “Dissenting Shares” as defined in Section 2.8(a)) shall be canceled and extinguished and automatically converted (subject to Section 2.7(a)(iii) and Section 2.7(a)(iv)) into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio, upon the surrender of the certificate representing such share of RX Common Stock in the manner provided in Section 2.9  (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.11).

(ii)              Each share of RX Common Stock held in the treasury of RX, or owned by Parent or any direct or indirect Subsidiary of RX or Parent immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof or any consideration therefor.

(iii)            No fraction of a share of Parent Common Stock shall be issued by virtue of the Merger, but in lieu thereof each holder of shares of RX Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock in connection with the Merger (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded down to the nearest whole cent), without interest, equal to the product obtained by multiplying (x) such fraction, by (y) the average closing price of one (1) share of Parent Common Stock for the five (5) consecutive trading days ending on the trading day immediately prior to the Effective Time, as reported on the NASDAQ Capital Market.

(iv)            Each of the Exchange Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise deliverable in connection with the Merger to any holder or former holder of shares of RX Common Stock such amounts as may be required to be deducted and withheld therefrom under the Code and shall be entitled to request any reasonably appropriate Tax forms, including Form W-9 (or the appropriate Form W-8, as applicable) from any recipient of payments hereunder.  To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been delivered or otherwise paid to the person to whom such amounts would otherwise have been delivered or paid in connection with the Merger pursuant to this Agreement.

2.8                Dissenting Shares.

(a)            Dissenting Shares Defined.  As used herein, the term “Dissenting Shares” means any such shares of RX Capital Stock with respect to which the holder thereof is, at the time in question, potentially entitled to exercise statutory appraisal rights pursuant to the provisions of Chapter 13 of the California Law (“Chapter 13”), because such holder has not voted such shares in favor of this Agreement or the Merger or consented thereto in writing and has complied in all respects with the provisions of Chapter 13 and has not effectively withdrawn or lost the right to demand relief as a dissenting stockholder under California Law as of the Effective Time.  Except as otherwise provided in Section 2.8(b), Dissenting Shares shall not be converted into, or represent, the right to receive shares of Parent Common Stock and cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.7 and the holder of such Dissenting Shares shall only be entitled to such appraisal rights as are granted to such holder with respect to such holder’s Dissenting Shares under California Law.  Without limiting the provisions of Chapter 13, from and after the Effective Time the Dissenting Shares shall not be entitled to vote or to be paid dividends or distributions declared after the Effective Time.

(b)            Change of Status of Dissenting Shares.  Notwithstanding the provisions of Section 2.8(a), if any holder of Dissenting Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Chapter 13, then, as of the later of (i) the Effective Time or (ii) the occurrence of such event, such holder’s Dissenting Shares shall automatically be converted into and represent only the right to receive Parent Common Stock and cash in lieu of fractional shares as provided in Section 2.7, without interest thereon, upon surrender to RX of the certificate(s) representing such shares in accordance with Section 2.9.

(c)            Appraisal Payments.  Each Party shall give the other Parties (i) prompt written notice of its receipt of any written demand for appraisal in respect of any shares of such Party’s capital stock, withdrawals of such demands and any other instruments relating to the Merger served pursuant to applicable law and received by such Party, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands.  No Party shall, except with the prior written consent of the other Parties, make any payment with respect to any such demands or offers to settle or settle any such demands.

2.9                Surrender of Certificates.  The Corporate Treasurer of Parent shall serve as the exchange agent (“Exchange Agent”) for the Merger.

(a)            Parent to Provide Parent Common Stock.  Before the Effective Time, RX will deliver to Parent a true, complete and accurate listing of all record holders of RX Common Stock as of the Effective Time, including the number of shares of RX Common Stock held by each such record holder.  Promptly following the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this ARTICLE II, (i) the shares of Parent Common Stock issuable pursuant to Section 2.7 in exchange for all outstanding shares of RX Common Stock, (ii) cash in an amount sufficient to make all cash payments required to be made pursuant to Section 2.7(a)(iii) in lieu of issuing fractional shares of Parent Common Stock in connection with the Merger, and (iii) any dividends or other distributions to which holders of shares of RX Common Stock may be entitled pursuant to Section 2.9(c).

(b)            Exchange Procedures.  Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to the Persons who were record holders of Certificates immediately before the Effective Time: (i) a Letter of Transmittal; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing Parent Common Stock.  Upon (i) surrender of a certificate or certificates representing the RX Common Stock that was outstanding immediately prior to the Effective Time (each a “Certificate”) to the Exchange Agent (or, in case such certificates shall be lost, stolen or destroyed, an affidavit of that fact by the holder thereof pursuant to Section 2.11) and (ii) delivery to the Exchange Agent of an executed Letter of Transmittal, the Exchange Agent shall deliver to the record holder of such RX Common Stock surrendering such Certificate or Certificates, a certificate or certificates (or evidence of shares in book-entry form) registered in the name of such stockholder representing the number of shares of Parent Common Stock to which such holder is entitled under Section 2.7, cash in lieu of any fractional shares pursuant to Section 2.7(a)(iii)  and any dividends or other distributions pursuant to Section 2.9(c).  Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, subject to the terms of Section 2.9(c) as to the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of RX Common Stock shall have been so converted pursuant to Section 2.7(a), and the right to receive an amount in cash in lieu of the issuance of any fractional shares pursuant to Section 2.7(a)(iii), and any dividends or distributions payable pursuant to Section 2.9(c).

(c)            Distributions With Respect to Unexchanged RX Shares.  No dividends or other distributions declared or made after the date hereof with respect to Parent Common Stock with a record date after the Effective Time shall be paid to any holders of any unsurrendered Certificates with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates in accordance with Section 2.9(b).  Subject to applicable law, following the surrender of any such Certificates, Parent shall deliver to the record holders thereof, without interest, the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

(d)            Transfers of Ownership.  If certificates for shares of Parent Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it shall be a condition to the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Parent or any agent designated by Parent any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Stock in any name other than that of the registered holders of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

(e)            No Liability.  Notwithstanding anything to the contrary set forth in this Section 2.9 neither Parent nor any other Party hereto shall be liable to a holder of shares of Parent Common Stock or RX Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.10            No Further Ownership Rights in RX Common Stock.  All shares of Parent Common Stock issued in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.7(a)(iii) and Section 2.9(b)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of RX Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of RX Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

2.11            Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 2.7(a)(iii) and any dividends or distributions payable pursuant to Section 2.9(b); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12            Tax Consequences.  It is intended by the Parties that the Merger constitute a “reorganization” within the meaning of Section 368 of the Code.  In accordance therewith, the Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

2.13            Taking of Necessary Action; Further Action.  If, at any time after the Effective Time, any further action is necessary or desirable in order to carry out the purposes and intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of RX and Parent, the officers and directors of the Surviving Corporation will take all such lawful and necessary action.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF RX

RX hereby represents and warrants to Parent, subject to the exceptions disclosed in writing in the disclosure letter, dated as of the date hereof, delivered by RX to Parent concurrently with the execution and delivery hereof (the “RX Disclosure Letter”), as set forth below in this ARTICLE III.

3.1            Organization and Good Standing.  RX and each of its Subsidiaries is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, with the Entity power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to conduct business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on RX.

3.2            Charter Documents.  RX has made available to Parent a true and complete copy of the Articles of Incorporation and Bylaws of RX and similar governing charter instruments of each of its Subsidiaries, each as amended to date, and each such instrument is in full force and effect.  Neither RX nor any of its Subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing charter instruments.

3.3            Capital Structure.

(a)            Capitalization.  As of the date hereof, the authorized capital stock of RX consists of 1,000,000 shares of RX Common Stock.  As of the date hereof, (i) 401,559 shares of RX Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of RX Common Stock were held in treasury by RX, (iii) 10,901 shares of RX Common Stock were reserved for issuance upon exercise of the outstanding RX Options, and (iv) 2,004 shares of RX Common Stock were reserved for issuance upon exercise of the outstanding RX Warrants.  Except as set forth above in this Section 3.3(a), as of the date hereof, RX has no outstanding shares of capital stock or any securities exercisable or convertible into shares of capital stock of RX.  At the Effective Time, there will be no outstanding RX Options and RX will have no security exercisable for or convertible into shares of RX Capital Stock other than RX Warrants to purchase a total number of shares of RX Capital Stock not exceeding the RX Warrant Share Cap.  There are not any notes or other indebtedness or securities of RX having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which RX stockholders may vote.

(b)            Information Regarding RX Warrants.  RX has made available to Parent the following information with respect to each RX Warrant that is outstanding as of date hereof, and at the Effective Time will make available to Parent any changes in the following information as of the Effective Time: (i) the name and address of the warrant holder; (ii) the number of shares of RX Common Stock subject to the RX Warrants; (iii) the exercise price of the RX Warrants; (iv) the dates on which the RX Warrants were granted; and (v) the dates on which the RX Warrants expire.  RX has made available to Parent accurate and complete copies of (i) the RX Stock Option Plan and the form of all stock option agreements evidencing options granted by RX and (ii) each form of RX Warrant issued by RX.  All shares of RX Common Stock subject to issuance pursuant to the RX Options and RX Warrants, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.  All outstanding shares of RX Common Stock, all outstanding RX Options, all outstanding RX Warrants, all outstanding shares of capital stock of each RX Subsidiary, and all options, warrants or other rights to acquire capital stock or other equity interests in the RX Subsidiaries have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.  All capital stock that was issued in the RX-MK Merger was issued in compliance in all material respects with all applicable securities laws and other applicable Laws.

(c)            Other Rights and Restrictions.  Except for securities RX owns free and clear of all Liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one or more Subsidiaries and except as otherwise set forth in Section 3.4 of the RX Disclosure Letter, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any Subsidiary of RX, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding.  Except as set forth in Sections 3.3(a) or 3.4 of the RX Disclosure Letter, as of the date hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which RX or any of its Subsidiaries is a party or by which it is bound obligating RX or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of RX or any of its Subsidiaries or obligating RX or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.  Except as set forth in Section 3.3(b) of the RX Disclosure Letter, as of the date of this Agreement, there are no registration rights and there is, except for the Lock-up Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which RX or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of RX or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

3.4                Subsidiaries.  As of the date hereof, RX’s Subsidiaries are TotipotentSC Scientific Product Private Limited, a private limited company formed under the laws of the Republic of India (“TotiSC”), and TotipotentRX Cell Therapy Private Limited, a private limited company formed under the laws of the Republic of India (“TotiCell”, and together with TotiSC, the “RX Subsidiaries”).  Section 3.4 of the RX Disclosure Letter lists for each RX Subsidiary, as of the date hereof, (i) the authorized capital stock, (ii) each holder of capital stock or equity interests in each such entity and (iii) the number and class of shares or equity interests in each such entity held by such holders.  Except as set forth in Section  3.4 of the RX Disclosure Letter, no Person has the right to acquire the outstanding capital stock of the RX Subsidiaries.  All equity interests in the RX Subsidiaries were validly issued, fully paid and nonassessable.

3.5                Authority.  RX has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, the performance by RX of its obligations hereunder and thereunder, and the consummation by RX of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of RX, subject only to the approval and adoption of this Agreement and the approval of the Merger by the stockholders of RX pursuant to California Law.  The affirmative vote (“RX Stockholder Approval”) of the holders of a majority of the outstanding shares of the RX Common Stock outstanding on the applicable record date (“Required RX Stockholder Vote”) is the only vote of the holders of any class or series of RX’s capital stock necessary to adopt or approve this Agreement and approve the Merger and the matter set forth in Section 7.2(a).  This Agreement has been duly executed and delivered by RX, and assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, constitute the valid and binding obligations of RX, enforceable against RX in accordance with their respective terms, subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.6                Conflicts.  Except as set forth in Section 3.6 of the RX Disclosure Letter, the execution and delivery by RX of this Agreement and the RX-MK Merger Agreement, the performance by RX of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Articles of Incorporation or Bylaws of RX or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the stockholders of RX as contemplated by Section 7.2 and obtaining the consents, approvals, orders and authorizations, and making the registrations, declarations and filings, described in Section 3.7, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to RX or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair rights of RX or any of its Subsidiaries or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of RX or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) or (iii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on RX.

3.7                Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to RX or any of its Subsidiaries in connection with the execution and delivery by RX of this Agreement and the RX-MK Merger Agreement, the performance by RX of its obligations hereunder and thereunder or the consummation by RX of the transactions contemplated hereby or thereby, except as set forth in Section 3.7 of the RX Disclosure Letter and except for (i) the filing of a Form S-4 Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Merger Certificate with the Secretary of State of Delaware and the Secretary of State of California, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as have been made or obtained and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on RX or Parent or have a material adverse effect on the ability of the parties to consummate the Merger and the other transactions contemplated by this Agreement in a timely manner.

3.8                 Financial Statements; Undisclosed Liabilities.

(a)            RX has made available to Parent true and complete copies of (i) RX’s unaudited consolidated balance sheet as of December 31, 2012 and December 31, 2011, and the related unaudited consolidated statements of operations and statements of cash flows of RX for the periods covered therein, (collectively, the “RX Annual Financial Statements”), and (ii) the unaudited consolidated balance sheet of RX as of March 31, 2013 and the related consolidated statement of operations and statement of cash flows for the three month period then ended (the “RX Interim Financial Statements”, and with RX Annual Financial Statements, the “RX Financial Statements”).  To the knowledge of RX, the RX Financial Statements (i) are consistent with, and have been prepared from, the books and records of RX and its Subsidiaries and fairly present the consolidated financial condition and operating results of RX and its Subsidiaries at the respective dates thereof and for the periods indicated.  Such statements have not been prepared in accordance with GAAP.  The consolidated balance sheet of RX as of March 31, 2013 included in the RX Interim Financial Statements is referred to herein as the “RX Balance Sheet”.

(b)            RX has not effected any securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) since December 31, 2009.

(c)            Since January 1, 2010, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of RX, the Board of Directors of RX or any committee thereof.  Since January 1, 2010, neither RX nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by RX, (ii) any fraud, whether or not material, that involves RX’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by RX or (iii) any claim or allegation regarding any of the foregoing.

(d)            Except as set forth in Section 3.8(d) of the RX Disclosure Letter, as of the date hereof, neither RX nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of RX and its Subsidiaries taken as a whole, except Liabilities (i) reflected in the RX Balance Sheet, (ii) incurred since the date of the RX Balance Sheet in the ordinary course of business consistent with past practices; and (iii) Liabilities which in the aggregate do not exceed $100,000.

3.9                Absence of Certain Changes or Events.  Except as required by this Agreement or as set forth in Section 3.9 of the RX Disclosure Letter:

(a)            From the date of the RX Balance Sheet to the date hereof, there has not been any event, occurrence or condition that has had, or would reasonably be expected to have, a Material Adverse Effect on RX and neither RX nor its Subsidiaries have taken any of the actions described in Section 6.2; and

(b)            From January 1, 2013 to the date hereof, neither RX nor any of its Subsidiaries have taken any of the actions described in Sections 6.2(d), 6.2(e), 6.2(f) or 6.2(k).

3.10            Taxes.  Except as set forth in Section 3.10 of the RX Disclosure Letter:

(a)            RX and each of its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports (“RX Returns”) relating to Taxes required to be filed by RX and each of its Subsidiaries with any Tax authority, except such Returns which are not material to RX. RX and each of its Subsidiaries have paid all Taxes shown to be due on such Returns.

(b)            As of the Effective Time, RX and each of its Subsidiaries will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to RX.

(c)            Neither RX nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against RX or any of its Subsidiaries, nor has RX or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on, or extending the period for, the assessment or collection of any Tax.

(d)            No audit or other examination of any Return of RX or any of its Subsidiaries by any Tax authority is presently in progress, nor has RX or any of its Subsidiaries been notified of any request for such an audit or other examination.

(e)            No adjustment relating to any Returns filed by RX or any of its Subsidiaries has been proposed in writing formally or informally by any Tax authority to RX or any of its Subsidiaries or any representative thereof.

(f)            Neither RX nor any of its Subsidiaries has any Liability for any material unpaid Taxes which have not been accrued for or reserved on the RX Balance Sheet in accordance with GAAP, which is material to RX, other than any Liability for unpaid Taxes that may have accrued since the date of the RX Balance Sheet in connection with the operation of the business of RX and its Subsidiaries in the ordinary course.

(g)            There is no contract, agreement, plan or arrangement to which RX or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, this Agreement), covering any employee or former employee of RX or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(h)            Neither RX nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by RX or any of its Subsidiaries.

(i)              Neither RX nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement.

(j)              the RX-MK Merger constituted a “reorganization” within the meaning of Section 368 of the Code.

(k)            The RX-MK Merger was not a taxable transaction to, and does not require tax withholdings by, RX, the RX Target or the RX Subsidiaries under the Tax Laws of the Republic of India.

(l)              None of the assets of RX or any of its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

3.11            Intellectual Property.

(a)            For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(i)            “RX Intellectual Property” means any Intellectual Property that is owned by, or licensed to, RX or any of its Subsidiaries, other than Intellectual Property widely available through regular commercial distribution channels at a cost not exceeding Two Thousand Dollars ($2,000) on standard terms and conditions.

(ii)            “RX Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, RX or any of its Subsidiaries.

(b)            Section 3.11(b) of the RX Disclosure Letter contains a complete and accurate list of all RX Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of RX Registered Intellectual Property has been issued or registered.

(c)            No RX Intellectual Property or product or service of RX or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by RX or any of its Subsidiaries, or which may affect the validity, use or enforceability of such RX Intellectual Property.

(d)            RX owns and has good and exclusive title to, or has a valid license to (sufficient for the conduct of its business as currently conducted and as proposed to be conducted), each material item of RX Intellectual Property or other Intellectual Property used by RX free and clear of any Lien (excluding licenses and related restrictions granted in the ordinary course), and RX is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of RX and its Subsidiaries, including the sale of any products or the provision of any services by RX and its Subsidiaries.

(e)            RX owns exclusively, and has good title to, all copyrighted works that are RX products or which RX or any of its Subsidiaries otherwise expressly purports to own.

(f)            To the extent that any material Intellectual Property has been developed or created by a third party for RX or any of its Subsidiaries, RX has a written agreement with such third party with respect thereto and RX thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(g)            Neither RX nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material RX Intellectual Property, to any third party.

(h)            To the knowledge of RX, the operation of the business of RX and its Subsidiaries as such business is currently conducted, including RX’s and its Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of RX and its Subsidiaries (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to the knowledge of RX, constitute unfair competition or trade practices under the laws of any jurisdiction.

(i)             Neither RX nor any of its Subsidiaries has received notice from any third party that the operation of the business of RX or any of its Subsidiaries or any act, product or service of RX or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(j)            To the knowledge of RX, no person has or is infringing or misappropriating any RX Intellectual Property.

(k)            RX and each of its Subsidiaries has taken reasonable steps to protect the rights of RX and its Subsidiaries in their confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to RX or any of its Subsidiaries, and, without limiting the foregoing, each of RX and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form made available to Parent and all current and former employees and contractors of RX and any of its Subsidiaries have executed such an agreement.

3.12            Compliance; Permits; Restrictions.

(a)            Neither RX nor any of its Subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any Law, rule, regulation, order, judgment or decree applicable to RX or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries or any of their respective properties and assets are bound or affected.  Except as set forth in Section 3.12(a) of the RX Disclosure Letter, to the knowledge of RX, no investigation or review by any Governmental Authority is pending or threatened against RX or its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same.  There is no material agreement, judgment, injunction, order or decree binding upon RX or any of its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of RX or any of its Subsidiaries, any acquisition of material property by RX or any of its Subsidiaries or the conduct of business by RX and any of its Subsidiaries as currently conducted.

(b)            RX and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities which are material to the operation of the business of RX (collectively, the “RX Permits”).  RX and its Subsidiaries are in compliance in all material respects with the terms of the RX Permits.

(c)            Except as set forth in Section 3.12(c) of the RX Disclosure Letter, RX and its Subsidiaries have made all required filings and submissions or have obtained all required certifications, to allow RX and its Subsidiaries to market and sell their products in compliance with applicable Law.

3.13            Litigation.  Except as set forth in Section 3.13 of the RX Disclosure Letter, there are no Actions pending, or to the knowledge of RX, threatened, against RX, any RX Subsidiary, their properties or any of their officers or directors, nor to the knowledge of RX is there any reasonable basis therefor, in each case either individually or in the aggregate that would have a Material Adverse Effect.  None of the actual or threatened actions set forth in Section 3.13 of the RX Disclosure Letter in any manner challenge or seek to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated by this Agreement.

3.14            Brokers’ and Finders’ Fees.  RX has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement.

3.15            Employee Benefit Plans.

(a)            The employment of each employee of RX and RX’s Subsidiaries is terminable by RX or the RX Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). RX has made available to Parent accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of RX Associates to the extent currently effective and material.

(b)            To the knowledge of RX, neither Principal Stockholder intends to terminate his employment with RX other than to pursue employment with Parent, nor, to the knowledge of RX, has either Principal Stockholder threatened or expressed in writing any intention to do so.

(c)            Neither RX nor any Subsidiary of RX is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other contract with a labor organization representing any of their respective employees, and there are no labor organizations representing, purporting to represent or, to the knowledge of RX, seeking to represent any employees of RX or any Subsidiary of RX.

(d)            There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting RX or a Subsidiary of RX.

(e)            RX and RX’s Subsidiaries neither are nor have been engaged in any unfair labor practice within the meaning of the National Labor Relations Act.  There is no Action, claim, labor dispute or grievance pending or, to the knowledge of RX, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any RX Associate, including charges of unfair labor practices or discrimination complaints.  Section 3.15(e) of the RX Disclosure Letter lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans or programs that may involve annual payments to an RX Associate in excess of $10,000, and which are currently in effect relating to any RX Associate or which is maintained by, administered or contributed to by, or required to be contributed to by, RX or any RX Affiliate, or under which RX or any RX Affiliate has any current or may incur liability after the date hereof (each, a “RX Employee Plan”).

(f)            Each RX Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter with respect to such qualified status from the IRS.  To the knowledge of RX, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such RX Employee Plan or the exempt status of any related trust.

(g)            Each RX Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Laws, including without limitation, the Code and ERISA.

(h)            Neither RX nor any Subsidiary of RX has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA.  Neither RX nor any Subsidiary of RX has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any RX Employee Plan subject to ERISA and has not been assessed any civil penalty under Section 502(l) of ERISA.

(i)              No RX Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither RX nor any RX Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan.  No RX Employee Plan is a Multiemployer Plan, and neither RX nor any RX Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(j)              No RX Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a RX Employee Plan qualified under Section 401(a) of the Code.

(k)            RX is not a party to any contract that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(l)            To the knowledge of RX, no payment pursuant to any RX Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to RX or a Subsidiary of RX, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Merger or the transactions contemplated hereby or otherwise.

(m)            RX and its Subsidiaries have complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, the Family and Medical Leave Act and the Health Insurance Portability and Accountability Act of 1996.

(n)            RX and its Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  There are no actions, suits, claims or administrative matters pending, or to the knowledge of RX, threatened or reasonably anticipated against RX or any of its Subsidiaries, relating to any RX or RX Subsidiary employee, employment agreement or RX Employee Plan.  Neither RX nor any RX Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any foreign, federal, state, or local agency or governmental authority with respect to employment practices.  To the knowledge of RX, neither RX nor any RX Subsidiary has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages.  Since January 1, 2010, neither RX nor any RX Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar foreign, state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local law, or incurred any liability or obligation under WARN or any similar foreign, state or local law that remains unsatisfied.  No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar foreign, state or local law.

(o)            Neither the execution and delivery by RX of this Agreement, the performance by RX of its obligations hereunder, nor the consummation by RX of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or RX Employee or any of its Subsidiaries under any RX Employee Plan or otherwise, (ii) materially increase any benefits otherwise payable under any RX Employee Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(p)            Each RX International Employee Plan (as defined below) has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all Laws that are applicable to such RX International Employee Plan.  Furthermore, no RX International Employee Plan has unfunded Liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued.  Except as required by applicable Law, no condition exists that would prevent RX or Parent from terminating or amending any RX International Employee Plan at any time for any reason.  For all purposes of and under this Agreement, “RX International Employee Plan” means each RX Employee Plan that has been adopted or maintained by RX or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of RX or any of its Subsidiaries outside the United States.

(q)            RX has made available to Parent a complete and accurate list of the following information for each employee of RX or any RX Subsidiary as of a recent date, including each employee on leave of absence, workers’ compensation, or layoff status: name; job title; status (active, on leave, on workers’ compensation, or on layoff); current salary or other compensation rate; any deferred compensation or bonus amounts; any debts or liabilities; vacation accrued; and service credited for purposes of vesting and eligibility to participate under any RX Employee Plans or RX International Employee Plans, insurance, medical, welfare, or vacation plan or similar plan.  RX has made available to Parent true, accurate and complete copies of all (i) written employment and consulting agreements with respect to RX’s current employees and consultants and (ii) outstanding employment offer letters.

3.16            Absence of Liens.  RX and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets (real, personal and mixed) used in its business, free and clear of any Liens, except for (a) Liens reflected in the RX Financial Statements and (b) Permitted Liens.

3.17            Insurance.   RX has made available to Parent all material policies of insurance covering RX, its Subsidiaries and their respective employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, and other casualty and liability insurance, and such policies are in a form and amount which RX reasonably believes is adequate for the operation of its business and the business of its Subsidiaries.  Each of such insurance policies is in full force and effect and RX is in compliance with the terms thereof.  RX has no directors’ and officers’ liability insurance.  Other than customary end of policy notifications from insurance carriers, since January 1, 2011, neither RX nor any of RX’s Subsidiaries have received any written notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  There is no pending workers’ compensation or other claim under or based upon any insurance policy of RX or RX’s Subsidiaries.  All information provided to insurance carriers (in applications and otherwise) on behalf of RX is accurate and complete in all material respects.  RX has provided timely written notice to the appropriate insurance carrier(s) of each Actions pending or threatened in writing against RX or any of RX’s Subsidiaries, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Action, or informed RX or any of RX’s Subsidiaries of its intent to do so.  The consummation of the transactions contemplated hereby will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.  RX has made available to Parent (i) accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangement relating to the business, assets, liabilities and operations of RX and its Subsidiaries and (ii)the premiums paid by RX and its Subsidiaries with respect to such policies since January 1, 2012.

3.18            Agreements, Contracts and Commitments.

(a)            Except as set forth in Section 3.18 of the RX Disclosure Letter, neither RX nor any of its Subsidiaries is a party to or is bound by:

         (i)            any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of the Board of Directors of RX, other than those that are terminable by RX or any of its Subsidiaries on no more than thirty (30) days’ notice without Liability or financial obligation to RX;

         (ii)            any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

         (iii)           any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

         (iv)           any agreement, contract or commitment containing any covenant limiting in any respect the right of RX or any of its Subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

         (v)            any agreement, contract or commitment currently in force relating to the disposition or acquisition by RX or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which RX has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

         (vi)           any dealer, distributor, joint marketing or development agreement currently in force under which RX or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which RX or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by RX or any of its Subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

         (vii)           any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any RX product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any RX products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

(viii)         any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit; or

(ix)            any other agreement, contract or commitment that (i) involves the receipt of, or Liabilities to make, payments in excess of One Hundred Thousand US Dollars ($100,000) or (ii) has a term of greater than one year.

(b)            Neither RX nor any of its Subsidiaries, nor to the knowledge of RX, any other party to a RX Contract (as defined below), is in breach, violation or default under, and neither RX nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which RX or any of its Subsidiaries is a party or by which RX or any of its Subsidiaries is bound that are required to be disclosed in the RX Disclosure Letter pursuant to this Agreement (any such agreement, contract or commitment, a “RX Contract”) in such a manner as would permit any other party to cancel or terminate any such RX Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

3.19            Disclosure.  The information supplied by RX for inclusion in the Proxy Statement/Prospectus/Information Statement (including any RX GAAP Financial Statements) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (a) contain any misstatement of material fact, or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

3.20            Board Approval.  The Board of Directors of RX has (a) determined that the Merger is fair to, advisable and in the best interests of RX and its stockholders, (b) duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement to which RX is a party, and (c) determined to recommend that the stockholders of RX approve and adopt this Agreement and approve the Merger.

3.21            State Takeover Statutes.  The Board of Directors of RX has approved the Merger and this Agreement and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger and this Agreement and the transactions contemplated hereby the anti-takeover provisions of California Law to the extent, if any, such section is applicable to the Merger, this Agreement, and the transactions contemplated hereby and thereby.  No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, or the transactions contemplated hereby and thereby.

3.22            Environmental Matters.  Except as set forth in Section 3.22 of the RX Disclosure Letter, RX and its Subsidiaries are in material compliance with all applicable Environmental Laws, which compliance includes the possession by RX and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.  RX has made available to Parent an accurate and complete list for any property owned or leased at any time by RX and its Subsidiaries of any and all material permits, spill reports and notifications from Governmental Authorities held, prepared or received, as applicable, by RX and its Subsidiaries at any time during the past 10 years with respect to the generation, treatment, storage and disposition by RX and its Subsidiaries of Hazardous Materials.  Neither RX nor any of its Subsidiaries have received since January 1, 2010 any written notice, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that RX or its Subsidiaries are not in compliance with any Environmental Law, and, to the knowledge of RX, there are no circumstances that may prevent or interfere with RX’s and its Subsidiaries’ compliance with any Environmental Law in the future.  To the knowledge of RX: (a) no current or prior owner of any property leased or controlled by RX or by any RX Subsidiary has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by RX or RX’s Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or RX or RX’s Subsidiaries are not in compliance with or violated any Environmental Law relating to such property and (b) neither RX nor any of RX’s Subsidiaries have any material liability under any Environmental Law.

3.23            Affiliates.  Section 3.23 of the RX Disclosure Letter identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 144 under the Securities Act) of RX as of the date of this Agreement.  Except as set forth in Section 3.23 of the RX Disclosure Letter and except as may arise in connection with the transactions contemplated hereby and for the RX Stockholder Debt, since January 1, 2010, no event has occurred that would be required to be reported by RX pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Form S-4 Registration Statement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PRINCIPAL STOCKHOLDERS

Each of the Principal Stockholders, solely for himself (severally, and not jointly and severally), hereby represents and warrants to Parent, as follows:

4.1                Authority.  Such Principal Stockholder has all requisite power and authority to enter into this Agreement, the Lock-up Agreement, the Non-Competition Agreement and the Employment Agreement to which he is a party, to perform his obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  This Agreement, the Lock-up Agreement, the Non-Competition Agreement and the Employment Agreement to which such Principal Stockholder is a party has been duly executed and delivered by such Principal Stockholder, and assuming the due authorization, execution and delivery thereof by the other parties hereto and thereto, constitute the valid and binding obligations of such Principal Stockholder, enforceable against such Principal Stockholder in accordance with their respective terms, subject to (a) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights and the relief of debtors generally, and (b) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.2                Conflicts.  The execution and delivery by such Principal Stockholder of this Agreement, the Lock-up Agreement, the Non-Competition Agreement and the Employment Agreement to which he is a party, the performance by him of his obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to such Principal Stockholder.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to RX, subject to (i) the exceptions disclosed in writing in the disclosure letter, dated as of the date hereof, delivered by Parent to RX concurrently with the execution and delivery hereof (the “Parent Disclosure Letter”), and (ii) the information set forth in any Parent SEC Reports (as defined in Section 5.8(a)) filed by Parent with the SEC after June 30, 2012 and prior to the date hereof, as follows:

5.1               Organization and Good Standing.  Parent and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, with the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to conduct business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified and in good standing would reasonably be expected to have a Material Adverse Effect on Parent.

5.2                Charter Documents.  Parent has made available to RX, or RX has obtained from Parent’s filings with the SEC, a true and complete copy of the Certificate of Incorporation and Bylaws of Parent and similar governing charter instruments of each of its material Subsidiaries, each as amended to date, and each such instrument is in full force and effect.  Neither Parent nor any of its Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing charter instruments.

5.3                Capital Structure.

(a)            As of the date hereof, the authorized capital stock of Parent consists of 80,000,000 shares of Parent Common Stock and 2,000,000 shares of Preferred Stock, $0.001 par value per share (the “Parent Preferred Stock”). As of the date hereof, (i) 16,557,627 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Capital Stock were held in treasury by Parent, (iv) 2,974,842  shares of Parent Common Stock were reserved for issuance under the Parent Stock Plan and the Parent Director Plans, (v) 1,086,250 shares of Parent Common Stock were reserved for issuance or issuable upon the exercise of outstanding Parent Options that were granted under the Parent Stock Plan and Parent Director Plans, (vi) 1,498,589 shares of Parent Common Stock were available for future grant under the Parent Stock Plan and Parent Director Plans, (vii) 2,211,250 shares of Parent Common Stock were reserved for issuance and issuable upon the exercise of outstanding Parent Options and Parent Warrants, and (viii) no Parent Warrants were exercisable for Parent Preferred Stock.  Except as set forth in the preceding sentence, as of the date hereof, Parent has no shares of Parent Capital Stock outstanding or securities exercisable or convertible into shares of Parent Capital Stock outstanding.  There are not any notes or other indebtedness or securities of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Parent stockholders may vote.

(b)            Parent has made available to RX the following information with respect to each Parent Option and Parent Warrant that is outstanding as of date hereof, and at the Effective Time will make available to RX the following information with respect to each Parent Option and Parent Warrant outstanding as of the Effective Time:  (i) the name and address of the optionee or warrant holder, as applicable; (ii) whether such security is a Parent Option or a Parent Warrant; (iii) the number of shares of Parent Common Stock subject to such securities; (iv) the exercise price of such securities; (v) the dates on which such securities were was granted; (vi) the applicable vesting schedule; (vii) the dates on which such securities expire, and (viii) whether the holders of such securities are current employees of Parent.  Parent has made available to RX accurate and complete copies of (i) the Parent Stock Plan and the form of all stock option agreements and warrant agreements evidencing options and warrants granted under the Parent Stock Plan and (ii) each form of Parent Option and Parent Warrant other than Parent Options and Parent Warrants granted under the Parent Stock Plan. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. There are no commitments or agreements of any character to which Parent is bound obligating Parent to accelerate the vesting of any Parent Option or Parent Warrant as a result of the Merger or the other transactions contemplated hereby. All outstanding shares of Parent Capital Stock, all outstanding Parent Options, all outstanding Parent Warrants, all outstanding shares of capital stock of each Subsidiary of Parent and all options, warrants or other rights to acquire capital stock or other equity interests in Subsidiaries of Parent have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

(c)            Except for securities Parent owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, infringements, interferences, options, right of first refusals, preemptive rights, community property interests or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) directly or indirectly through one (1) or more Subsidiaries, as of the date of this Agreement, there are no equity securities, partnership interests or similar ownership interests of any class of equity security of any Subsidiary of Parent, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 5.3(a) of the Parent Disclosure Letter, as of the date hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Parent or any of its Subsidiaries is a party or by which it is bound obligating Parent or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Parent or any of its Subsidiaries or obligating Parent or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. Except as set forth in Section 5.3(b) of the Parent Disclosure Letter, as of the date of this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Parent or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of Parent or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries

5.4                 Subsidiaries.  Section 5.4 of the Parent Disclosure Letter contains a complete and accurate list of each Subsidiary of Parent, indicating the jurisdiction of incorporation of each such Subsidiary and Parent’s equity interest therein.

5.5                Authority.  Parent has all requisite corporate power and authority to enter into this Agreement and the Employment Agreements, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent of this Agreement and the Employment  Agreements, the performance by Parent of its obligations hereunder and thereunder, and the consummation by Parent of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of Parent, subject only to the approval and adoption of this Agreement and the approval of the Merger by the stockholders of Parent pursuant to Delaware Law.  The affirmative vote (“Parent Stockholder Approval”) of the holders of a majority of the outstanding shares of Parent Common Stock outstanding on the applicable record date (“Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary to adopt or approve this Agreement and approve the Merger.  This Agreement and the Employment Agreements have been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by RX and the Principal Stockholders, as applicable, constitute the valid and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, subject to (i) the effect of any applicable Laws of general application relating to bankruptcy, reorganization, insolvency, moratorium or other similar Laws affecting creditors’ rights and the relief of debtors generally, and (ii) the effect of rules of law and general principles of equity, including, without limitation, rules of law and general principal of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.6                Conflicts.  Except as set forth in Section 5.6 of the Parent Disclosure Letter, the execution and delivery of this Agreement and the Employment Agreements by Parent do not, and the performance by Parent of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by the stockholders of Parent as contemplated by Section 7.3 and obtaining the consents, approvals, orders and authorizations, and making the registrations, declarations and filings, described in Section 5.7, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair rights of Parent or any of its Subsidiaries or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties and assets are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) or (iii) above, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

5.7                Consents.  No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, or the consummation by Parent of the transactions contemplated hereby, except for (i) the filing of the  Form S-4 Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Merger Certificate with the Secretary of State of the State of Delaware and the Secretary of State of the State of California, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the NASDAQ Listing Rules, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as have been made or obtained, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on Parent or RX or have a material adverse effect on the ability of the parties to consummate the Merger and the other transactions contemplated by this Agreement in a timely manner.

5.8                SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)            Parent has filed all forms, reports and documents required to be filed with the SEC since January 1, 2011.  All such required forms, reports and documents, and all exhibits and schedules thereto and documents incorporated by reference therein, (including those filed by Parent after the date hereof) are referred to herein as the “Parent SEC Reports.”  As of their respective dates, the Parent SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC promulgated thereunder, and (ii) did not at the time each such Parent SEC Report was filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  None of the Subsidiaries of Parent is required to file any forms, reports or other documents with the SEC.

(b)            Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports  (collectively, the “Parent Financial Statements”), (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10‑Q under the Exchange Act), and (iii) fairly presented the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods indicated therein, except that the unaudited interim financial statements were or are subject to normal and recurring year‑end adjustments which were not, or are not expected to be, material in amount.  The balance sheet of Parent contained in the Parent SEC Reports as of March 31, 2013, is hereinafter referred to as the “Parent Balance Sheet.”

(c)            Except as set forth in Section 5.8(c) of the Parent Disclosure Letter, as of the date hereof, neither Parent nor any of its Subsidiaries has any Liabilities of a nature required to be disclosed on a balance sheet or in the related notes to consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, except Liabilities (i) reflected in or reserved against the Parent Balance Sheet, or (ii) incurred since the date of the Parent Balance Sheet in the ordinary course of business consistent with past practices.

(d)            Parent has heretofore furnished to RX a true and complete copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to forms, reports and documents which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

(e)            The chief executive officer and chief financial officer of Parent have made all certifications required by, and would be able to make such certifications as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct in all material respects, and Parent is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act.

(f)            From January 1, 2012 through the date hereof, Parent has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of Parent Common Stock on the NASDAQ Capital Market, except as disclosed in the filings made by Parent SEC Reports or as otherwise disclosed in Section 5.8(f) of the Parent Disclosure Letter,.

5.9                 Intentionally Omitted.

5.10            Absence of Certain Changes or Events.  Except as required by this Agreement or as set forth in Section 5.10 of the Parent Disclosure Letter, since the date of the Parent Balance Sheet:

(a)            there has not been any event, occurrence or condition that has had, or would reasonably be expected to have, a Material Adverse Effect on Parent; and

(b)            neither Parent nor its Subsidiaries have taken any of the actions described in Section 6.2.

5.11            Taxes.

(a)            Parent and each of its Subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports (“Parent Returns”) relating to Taxes required to be filed by Parent and each of its Subsidiaries with any Tax authority, except such Returns which are not material to Parent. Parent and each of its Subsidiaries have paid all Taxes shown to be due on such Returns.

(b)            As of the Effective Time, Parent and each of its Subsidiaries will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except such Taxes which are not material to Parent.

(c)            Neither Parent nor any of its Subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on, or extending the period for, the assessment or collection of any Tax.

(d)            Except as set forth in Section 5.11(d) of the Parent Disclosure Letter, no audit or other examination of any Return of Parent or any of its Subsidiaries by any Tax authority is presently in progress, nor has Parent or any of its Subsidiaries been notified of any request for such an audit or other examination.

(e)            No adjustment relating to any Returns filed by Parent or any of its Subsidiaries has been proposed in writing formally or informally by any Tax authority to Parent or any of its Subsidiaries or any representative thereof.

(f)            Neither Parent nor any of its Subsidiaries has any Liability for any material unpaid Taxes which have not been accrued for or reserved on the Parent Balance Sheet in accordance with GAAP, which is material to Parent, other than any Liability for unpaid Taxes that may have accrued since the date of the Parent Balance Sheet in connection with the operation of the business of Parent and its Subsidiaries in the ordinary course.

(g)            There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party as of the date of this Agreement (including, without limitation, this Agreement), covering any employee or former employee of Parent or any of its Subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(h)            Neither Parent nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent or any of its Subsidiaries.

(i)              Neither Parent nor any of its Subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement.

(j)              None of the assets of Parent or any of its Subsidiaries are tax exempt use property within the meaning of Section 168(h) of the Code.

5.12            Intellectual Property.

(a)            For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(i)          “Parent Intellectual Property” means any Intellectual Property that is owned by, or licensed to, Parent or any of its Subsidiaries, other than Intellectual Property widely available through regular commercial distribution channels at a cost not exceeding Two Thousand Dollars ($2,000) on standard terms and conditions.

(ii)         “Parent Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Parent or any of its Subsidiaries.

(b)            Section 5.12(b) of the Parent Disclosure Letter contains a complete and accurate list of all Parent Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Parent Registered Intellectual Property has been issued or registered.

(c)            Except as set forth in Section 5.12(c) of the Parent Disclosure Letter or otherwise made available to RX, no Parent Intellectual Property or product or service of Parent or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Parent or any of its Subsidiaries, or which may affect the validity, use or enforceability of such Parent Intellectual Property.

(d)            Parent owns and has good and exclusive title to, or has a valid license to (sufficient for the conduct of its business as currently conducted and as proposed to be conducted), each material item of Parent Intellectual Property or other Intellectual Property used by Parent free and clear of any Lien (excluding licenses and related restrictions granted in the ordinary course), and Parent is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Parent and its Subsidiaries, including the sale of any products or the provision of any services by Parent and its Subsidiaries.

(e)            Parent owns exclusively, and has good title to, all copyrighted works that are Parent products or which Parent or any of its Subsidiaries otherwise expressly purports to own.

(f)            To the extent that any material Intellectual Property has been developed or created by a third party for Parent or any of its Subsidiaries, Parent has a written agreement with such third party with respect thereto and Parent thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

(g)            Except as set forth in Section 5.12(g) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Parent Intellectual Property, to any third party.

(h)            To the knowledge of Parent, the operation of the business of Parent and its Subsidiaries as such business is currently conducted, including Parent’s and its Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Parent and its Subsidiaries (including products currently under development) has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or, to the knowledge of Parent, constitute unfair competition or trade practices under the laws of any jurisdiction.

(i)            Parent has made available to RX a description of any notices that Parent or any of its Subsidiaries have received from any third party claiming that the operation of the business of Parent or any of its Subsidiaries or any act, product or service of Parent or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(j)            To the knowledge of Parent, no person has or is infringing or misappropriating any Parent Intellectual Property other than as set forth in Section 5.12(j) of the Parent Disclosure Letter,.

(k)            Parent and each of its Subsidiaries has taken reasonable steps to protect the rights of Parent and its Subsidiaries in their confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Parent or any of its Subsidiaries, and, without limiting the foregoing, each of Parent and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form made available to RX and all current and former employees and contractors of Parent and any of its Subsidiaries have executed such an agreement.

5.13            Compliance; Permits; Restrictions.

(a)            Except as has been made available to RX, neither Parent nor any of its Subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any Law, rule, regulation, order, judgment or decree applicable to Parent or any of its Subsidiaries or by which any of their respective properties and assets are bound or affected, or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties and assets are bound or affected.  To the knowledge of Parent, no investigation or review by any Governmental Authority is pending or threatened against Parent or its Subsidiaries, nor has any Governmental Authority indicated an intention to conduct the same.  There is no material agreement, judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its Subsidiaries, any acquisition of material property by Parent or any of its Subsidiaries or the conduct of business by Parent and any of its Subsidiaries as currently conducted.

(b)            Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from Governmental Authorities which are material to the operation of the business of Parent (collectively, the “Parent Permits”).  Parent and its Subsidiaries are in compliance in all material respects with the terms of the Parent.

(c)            Except as set forth in Section 5.13(c) of the Parent Disclosure Letter, Parent and its Subsidiaries have made all required filings and submissions or have obtained all required certifications, to allow Parent and its Subsidiaries to market and sell their products in compliance with applicable Law.

5.14            Litigation.  As of the date hereof and except as set forth in Section 5.14 of the Parent Disclosure Letter or as made available to RX, there are no Actions pending, nor, to the knowledge of Parent, threatened against Parent, and Parent Subsidiary, their properties or any of their officers or directors, nor to the knowledge of Parent is there any reasonable basis therefor, in each case either individually or in the aggregate that would have a Material Adverse Effect.  None of the actual or threatened actions set forth in Section 5.14 of the Parent Disclosure Letter in any manner challenge or seek to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated by this Agreement.

5.15            Brokers’ and Finders’ Fees.  Except for fees payable to Roth Capital Partners pursuant to an engagement letter, dated February 19, 2013, a copy of which has been made available to RX, Parent has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement, the Merger or any other transactions contemplated by this Agreement.

5.16            Employee Benefit Plans.

(a)            The employment of each employee of Parent and Parent’s Subsidiaries is terminable by Parent or the Parent Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). Parent has made available to the RX accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Parent Associates to the extent currently effective and material.

(b)            To the knowledge of Parent, no executive officer of Parent or any Subsidiary of Parent intends to terminate his or her employment with Parent, nor, to the knowledge of Parent, has any such executive officer threatened or expressed in writing any intention to do so.

(c)            Neither Parent nor any Subsidiary of Parent is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other contract with a labor organization representing any of their respective employees, and there are no labor organizations representing, purporting to represent or, to the knowledge of Parent, seeking to represent any employees of Parent or any Subsidiary of Parent.

(d)            There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar union activity or dispute, affecting Parent or a Subsidiary of Parent.

(e)            Parent and Parent’s Subsidiaries neither are nor have been engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Action, claim, labor dispute or grievance pending or, to the knowledge of Parent, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Parent Associate, including charges of unfair labor practices or discrimination complaints. Section 5.16(e) of the Parent Disclosure Letter lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar fringe or employee benefit plans or programs which may involve annual payments to any Parent Associate in excess of $10,000, and which are currently in effect relating to any Parent Associate or which is maintained by, administered or contributed to by, or required to be contributed to by, Parent or any Parent Affiliate, or under which Parent or any Parent Affiliate has any current or may incur liability after the date hereof (each, a “Parent Employee Plan”).

(f)            With respect to Parent Options, (i) to the knowledge of Parent, each Parent Option intended to qualify as an “incentive stock option” under Section 422 of the Code, so qualifies, (ii) each grant of a Parent Option was duly authorized no later than the date on which the grant of such Parent Option was by its terms to be effective (the “Parent Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board of Directors of Parent (or a duly constituted and authorized committee thereof or a duly authorized officer of Parent) and any required stockholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each Parent Option grant was made in accordance with the terms of Parent Stock Option Plan and all other applicable laws and regulatory rules or requirements and (iv) the per share exercise price of each Parent Option was no less than the fair market value of a share of Parent Common Stock on the applicable Parent Grant Date.

(g)            Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter with respect to such qualified status from the IRS. To the knowledge of Parent, nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such Parent Employee Plan or the exempt status of any related trust.

(h)            Each Parent Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Laws, including without limitation, the Code and ERISA.

(i)             Neither Parent nor any Subsidiary of Parent has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither Parent nor any Subsidiary of Parent has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Parent Employee Plan subject to ERISA and has not been assessed any civil penalty under Section 502(l) of ERISA.

(j)             No Parent Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither Parent nor any Parent Affiliate has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Parent Employee Plan is a Multiemployer Plan, and neither Parent nor any Parent Affiliate has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan.

(k)            No Parent Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a Parent Employee Plan qualified under Section 401(a) of the Code.

(l)            Parent is not a party to any contract that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code and (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.

(m)            To the knowledge of Parent, no payment pursuant to any Parent Employee Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to Parent or a Subsidiary of Parent, including the grant, vesting or exercise of any stock option, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Parent Merger or the transactions contemplated hereby or otherwise.

(n)            Parent and its Subsidiaries have complied in all material respects with all state and federal laws applicable to employees, including but not limited to COBRA, FMLA, and HIPPA.

(o)            Parent and its Subsidiaries are in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to employees: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  Except as set forth in Section 5.16(o) of the Parent Disclosure Letter, there are no actions, suits, claims or administrative matters pending, or to the knowledge of Parent as of the date hereof, threatened or reasonably anticipated against Parent or any of its Subsidiaries, relating to any Parent or Parent Subsidiary employee, employment agreement or Parent Employee Plan. Neither Parent nor any Parent Subsidiary is party to a conciliation agreement, consent decree or other agreement or order with any foreign, federal, state, or local agency or governmental authority with respect to employment practices. To the knowledge of Parent, neither Parent nor any Parent Subsidiary has any material liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. Since January 1, 2010, neither Parent nor any Parent Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar foreign, state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar foreign, state or local law, or incurred any liability or obligation under WARN or any similar foreign, state or local law that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar foreign, state or local law.

(p)            Neither the execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, nor the consummation by Parent of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director or Parent Employee or any of its Subsidiaries under any Parent Employee Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Employee Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.  Parent has made available to RX a complete and accurate list of all current employees of Parent and its Subsidiaries and their respective compensation.  Parent has made available to RX true, accurate and complete copies of all (i) employment and consulting agreements with respect to Parent’s current employees and consultants and (ii) outstanding employment offer letters.

(q)            Neither Parent nor any of Parent’s Subsidiaries maintains a Parent Employee Plan for the benefit of current or former employees of Parent or any of its Subsidiaries outside of the United States.

5.17            Absence of Liens.  Parent and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets (real, personal and mixed) used in its business, free and clear of any Liens, except for (a) Liens reflected in the Parent Financial Statements, and (b) Permitted liens.

5.18            Insurance.

(a)            Parent has made available to RX all material policies of insurance covering Parent and its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability, and other casualty and liability insurance, and such policies are in a form and amount which Parent reasonably believes is adequate for the operation of its business. Parent has made available to the RX accurate and complete copies of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent. Each of such insurance policies is in full force and effect and Parent is in compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2011, Parent has not received any written notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There is no pending workers’ compensation or other claim under or based upon any insurance policy of Parent. All information provided to insurance carriers (in applications and otherwise) on behalf of Parent is accurate and complete in all material respects. Parent has provided timely written notice to the appropriate insurance carrier(s) of each Actions pending or threatened in writing against Parent, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Action, or informed Parent of its intent to do so. The consummation of the transactions contemplated hereby will not, in and of itself, cause the revocation, cancellation or termination of any such insurance policy.

(b)            Parent has made available to the RX accurate and complete copies of the existing policies (primary and excess), if any, of directors’ and officers’ liability insurance maintained by Parent as of the date of this Agreement (the “Existing Parent D&O Policies”). Section 5.18 of the Parent Disclosure Letter accurately sets forth the most recent annual premiums paid by Parent with respect to the Existing Parent D&O Policies.

5.19            Agreements, Contracts and Commitments.

(a)            Except as set forth in Section 5.19 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries is a party to or is bound by:

(i)          any employment or consulting agreement, contract or commitment with any officer or director or higher level employee or member of the Board of Directors of Parent, other than those that are terminable by Parent or any of its Subsidiaries on no more than thirty (30) days’ notice without Liability or financial obligation to Parent;

(ii)         any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii)       any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of products or services in the ordinary course of business;

(iv)      any agreement, contract or commitment containing any covenant limiting in any respect the right of Parent or any of its Subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

(v)        any agreement, contract or commitment currently in force relating to the disposition or acquisition by Parent or any of its Subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Parent has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than its Subsidiaries;

(vi)       any dealer, distributor, joint marketing or development agreement currently in force under which Parent or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any material agreement pursuant to which Parent or any of its Subsidiaries have continuing material obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Parent or any of its Subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(vii)     any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Parent product, service or technology or any agreement, contract or commitment currently in force to sell or distribute any Parent products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to RX;

(viii)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit; or

(ix)        any other agreement, contract or commitment that (A) involves the receipt of, or Liabilities to make, payments in excess of One Hundred Thousand US Dollars ($100,000) or (B) has a term of greater than one (1) year.

(b)            Neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent any other party to a Parent Contract (as defined below), is in breach, violation or default under, and neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound that are required to be disclosed in the Parent Disclosure Letter pursuant to this Agreement (any such agreement, contract or commitment, a “Parent Contract”) in such a manner as would permit any other party to cancel or terminate any such Parent Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate).

5.20            Disclosure.  The information supplied by Parent for inclusion in the Proxy Statement/Prospectus/Information Statement (including any Parent Financial Statements) will not, as of the date of the Proxy Statement/Prospectus/Information Statement or as of the date such information is prepared or presented, (a) contain any misstatement of material fact, or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information will be provided, not false or misleading.

5.21            Board Approval.  The Board of Directors of Parent has (a) determined that the Merger and the issuance of shares of Parent Common Stock in connection therewith are fair to, advisable and in the best interests of Parent and its stockholders, (b) duly approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and the issuance of shares of Parent Common Stock in connection with the Merger, and (c) determined to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock in connection with the Merger.

5.22            State Takeover Statutes.  The Board of Directors of Parent has approved the Merger, this Agreement and the transactions contemplated hereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement and the transactions contemplated hereby the provisions of Section 203 of Delaware Law to the extent, if any, such section is applicable to the Merger, this Agreement, and the transactions contemplated hereby.  No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement or the transactions contemplated hereby and thereby.

5.23            Environmental Matters.  Except as set forth in Section 5.23 of the Parent Disclosure Letter, Parent and its Subsidiaries are in material compliance with all applicable Environmental Laws, which compliance includes the possession by Parent and its Subsidiaries of all material permits and other governmental authorizations required under applicable Environmental Laws and material compliance with the terms and conditions thereof.  Parent has made available to RX an accurate and complete list for each property owned or leased at any time by Parent and its Subsidiaries of any and all material permits, spill reports and notifications from Governmental Authorities held, prepared or received, as applicable, by Parent and its Subsidiaries at any time during the past 10 years with respect to the generation, treatment, storage and disposition by Parent of Hazardous Materials.  Neither Parent nor any of its Subsidiaries have received since January 1, 2010 any written notice, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Parent or its Subsidiaries are not in compliance with any Environmental Law, and, to the knowledge of Parent, there are no circumstances that may prevent or interfere with Parent’s and its Subsidiaries’ compliance with any Environmental Law in the future. To the knowledge of Parent: (a) no current or prior owner of any property leased or controlled by Parent or by any Parent Subsidiary has received since January 1, 2010 any written notice or other communication relating to property owned or leased at any time by Parent or Parent’s Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Parent or Parent’s Subsidiaries are not in compliance with or violated any Environmental Law relating to such property and (b) neither Parent nor any of Parent’s Subsidiaries have any material liability under any Environmental Law.

5.24            Fairness Opinion.  Parent has received an opinion from Investment Bank to the effect that as of the date hereof, the Exchange Ratio is fair to the stockholders of Parent from a financial point of view.

ARTICLE VI
CONDUCT PRIOR TO THE EFFECTIVE TIME

6.1                Conduct of Business.  During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to its terms or the Effective Time (“Pre-Closing Period”), except (i) in the case of RX or the Principal Stockholders, as provided in Section 6.1 of the RX Disclosure Letter, and in the case of Parent, as provided in Section 6.1 of the Parent Disclosure Letter, or (ii) to the extent that the other Parties shall otherwise consent in writing, each of RX (which for the purposes of this ARTICLE VI shall include RX and each of its Subsidiaries) and Parent (which for the purposes of this ARTICLE VI shall include Parent and each of its Subsidiaries) shall (a) carry on its business diligently and in accordance with good commercial practice and in the ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Laws, (b) pay its debts and Taxes when due (unless being contested or disputed in good faith), (c) pay or perform other material obligations when due, and (d) use its commercially reasonable best efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has business dealings.  In furtherance of the foregoing and subject to applicable Law, RX, and Parent shall confer, as promptly as practicable, prior to taking any material actions or making any material management decisions with respect to the conduct of its business during the foregoing period.

6.2                Restricted Conduct.  Except (i) in the case of RX, as provided in Section 6.2 of the RX Disclosure Letter, and (ii) in the case of Parent, as provided in Section 6.2 of the Parent Disclosure Letter, neither RX nor Parent shall do any of the following, and neither RX nor Parent shall permit its respective Subsidiaries to do any of the following, without the prior written consent of the other Parties:

(a)            except as required by applicable Law or pursuant to the terms of a RX Employee Plan or a Parent Employee Plan, as the case may be, in effect as of the date hereof, and except for the acceleration of options under the RX Stock Option Plan that are outstanding as of the date hereof and that terminate at or immediately prior to the Effective Time, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options, granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b)            enter into any material partnership arrangements, joint development agreements or strategic alliances;

(c)            grant any severance or termination pay to any director, officer or employee, except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other Parties, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(d)            transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to the RX Intellectual Property or the Parent Intellectual Property, as the case may be, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business or amend or modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

(e)            declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock, or, except for cash payments to dissenting shareholders in the RX-MK Merger under Chapter 13 to the extent allowed herein, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f)            except for cash payments made to dissenting shareholders in the RX-MK Merger under Chapter 13 to the extent allowed herein, purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of RX, Parent or any of their respective Subsidiaries, as the case may be, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

(g)            issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any kind or character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of shares of RX Common Stock or Parent Common Stock, as the case may be, pursuant to the exercise of stock options therefor outstanding on the date hereof;

(h)            permit or propose any amendments to its charter document or bylaws (or similar governing instruments of any of its Subsidiaries);

(i)            acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of RX or Parent, as the case may be, or enter into any joint ventures, strategic partnerships or alliances, other than in the ordinary course of business consistent with past practice;

(j)            adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(k)            sell, lease, license, encumber or otherwise dispose of any properties or assets, except for (i) sales of inventory in the ordinary course of business consistent with past practice, and (ii) the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of RX or Parent, as the case may be;

(l)            incur any indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of RX or Parent, as the case may be, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, or (ii) pursuant to existing credit facilities in the ordinary course of business;

(m)            adopt or amend any employee benefit plan or employee stock purchase agreement or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee other than in the ordinary course of business consistent with past practice, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

(n)            except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which RX, Parent or any of their Subsidiaries, as the case may be, is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(o)            revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(p)            engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code, whether or not otherwise permitted by the terms of this ARTICLE VI;

(q)            make any Tax election or settle or compromise any material Tax Liability;

(r)            hire any employee with an annual compensation level in excess of $25,000, in the case of employees working primarily in the Republic of India, or $75,000, in the case of employees working primarily outside of the Republic of India;

(s)            enter into any Post-Signing Term Employment Agreement;

(t)            make any grant of exclusive rights to any third party;

(u)            enter into any contract or agreement described in Section 3.18(a), in the case of RX, or Section 5.19(a), in the case of Parent; or

(v)            agree in writing or otherwise to take any of the actions described in Section 6.2(a) through Section 6.2(u), inclusive.

ARTICLE VII
ADDITIONAL AGREEMENTS
7.1                Proxy Statement/Prospectus; Registration Statement; Other Filings.

(a)            As promptly as practicable after the date of this Agreement, the Parties shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus/Information Statement and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Proxy Statement/Prospectus/Information Statement will be included as a prospectus.  Each of the Parties shall use reasonable best efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus/Information Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement/Prospectus/Information Statement to be mailed to the stockholders of Parent and RX as promptly as practicable after the date on which the Form S-4 Registration Statement is declared effective under the Securities Act (the “S-4 Effective Date”).  Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.1.

(b)            Each Party shall reasonably cooperate with the other and provide, and require its representatives, advisors, accountants and attorneys to provide, the other Party and its representatives, advisors, accountants and attorneys, with all such information regarding such Party as is required by law to be included in the Form S-4 Registration Statement or reasonably requested from such Party to be included in the Form S-4 Registration Statement.

(c)            Prior to the Effective Time, Parent shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Parent Common Stock to be issued in the Merger (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of RX Common Stock has an address of record on the applicable record date for determining the stockholders entitled to notice of and to vote pursuant to the RX Stockholder Written Consent; provided, however, that Parent shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

7.2                RX Stockholder Written Consent.

(a)            Promptly after the S-4 Effective Date, RX shall solicit approval by written consent (each an “RX Stockholder Written Consent” and collectively, the “RX Stockholder Written Consents”) from the stockholders of RX for purposes of adopting this Agreement and approving the Merger, and all other transactions contemplated by this Agreement, and RX shall use its reasonable best efforts to obtain the requisite approval from its stockholders by the date twenty (20) Business Days after the S-4 Effective Date.

(b)            RX agrees that, subject to Section 7.2(c): (i) the Board of Directors of RX shall recommend that RX's stockholders vote to adopt and approve this Agreement and the Merger and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 7.2(a) (the recommendation of the Board of Directors of RX that the RX Survivor’s stockholders vote to adopt and approve this Agreement being referred to as the “RX Board Recommendation”); and (ii) the RX Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent, and no resolution by the Board of Directors of RX or any committee thereof to withdraw or modify the RX Board Recommendation in a manner adverse to Parent shall be adopted or proposed.

(c)            Notwithstanding anything to the contrary contained in Section 7.2(b), at any time prior to the approval of this Agreement by RX’s stockholders, the Board of Directors of RX may withhold, amend, withdraw or modify the RX Board Recommendation in a manner adverse to Parent if, but only if the Board of Directors of RX determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withdraw, withhold, amend, or modify such recommendation would result in a breach of its fiduciary duties under applicable Law; provided, that Parent receives written notice from RX confirming that the Board of Directors of RX has determined to change its recommendation at least two (2) Business Days in advance of the RX Board Recommendation being so withdrawn, withheld, amended or modified in a manner adverse to Parent.

(d)            RX’s obligation to solicit the consent of its stockholders to sign the RX Stockholder Written Consent in accordance with Section 7.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any withdrawal or modification of the RX Board Recommendation.

7.3                Parent Stockholders’ Meeting.

(a)            Parent shall take all action necessary and within its powers under applicable Law to call, give notice of and hold a meeting (such meeting, the “Parent Stockholders’ Meeting”) of the holders of Parent Common Stock to vote on the Merger and the issuance of shares of Parent Common Stock in the Merger (“Parent Stockholder Approval Matter”).  The Parent Stockholders’ Meeting shall be held as promptly as practicable after the S- 4 Effective Date.  Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law.

(b)            Parent agrees that, subject to Section 7.3(c): (i) the Board of Directors of Parent shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Approval Matter and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 7.3(a), (ii) the Proxy Statement/Prospectus/Information Statement shall include a statement to the effect that the Board of Directors of Parent recommends that Parent’s stockholders vote to approve the Parent Stockholder Approval Matter (the recommendation of the Board of Directors of Parent that Parent’s stockholders vote to approve the Parent Stockholder Approval Matter being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withdrawn or modified in a manner adverse to RX, and no resolution by the Board of Directors of Parent or any committee thereof to withdraw or modify the Parent Board Recommendation in a manner adverse to RX shall be adopted or proposed.

(c)            Notwithstanding anything to the contrary contained in Section 7.3(b), at any time prior to the approval of this Agreement and the by the stockholders of Parent by the requisite Parent stockholder vote, the Board of Directors of Parent may withhold, amend, withdraw or modify the Parent Board Recommendation in a manner adverse to RX if, but only if the Board of Directors of Parent determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable Law; provided, that RX receives written notice from Parent confirming that the Board of Directors of Parent has determined to change its recommendation at least two (2) Business Days in advance of the Parent Board Recommendation being withdrawn, withheld, amended or modified in a manner adverse to RX.

(d)            Parent’s obligation to call, give notice of and hold the Parent Stockholders’ Meeting in accordance with Section 7.3(a) shall not be limited or otherwise affected by any withdrawal or modification of the Parent Board Recommendation.

(e)            Nothing contained in this Agreement shall prohibit Parent or its Board of Directors from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or its Board of Directors pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law. Parent shall not withdraw or modify in a manner adverse to RX the Parent Board Recommendation unless specifically permitted pursuant to the terms of Section 7.3(c).

7.4                 Access to Information; Confidentiality.

(a)            Each of Parent and RX shall afford the other Parties and their accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of the other during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other Parties may reasonably request.  No information or knowledge obtained in any investigation pursuant to this Section 7.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the Merger or the other transactions contemplated hereby.

(b)            The parties acknowledge that the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

7.5                No Solicitation.

(a)            General.  Each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the officers, directors, investment bankers, attorneys or accountants retained by it or any of its Subsidiaries to, and that it shall use commercially reasonable efforts to cause its and its Subsidiaries’ non-officer employees and other agents not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (unless permitted pursuant to Sections 7.2 and 7.3); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Proposal; provided, however, that, notwithstanding anything contained in this Section 7.5(a), prior to the adoption and approval of this Agreement by the Required RX Stockholder Vote RX may, and prior to the Required Parent Stockholder Vote Parent may, furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with a nationally recognized independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) such Acquisition Proposal was not solicited in violation of this Section 7.5; (B) the Board of Directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of the fiduciary duties of the Board of Directors of such Party under applicable Laws; (C) at least two (2) Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Parties written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions at least as favorable to such Party as those contained in the Confidentiality Agreement; and (E) prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Parties (to the extent such nonpublic information has not been previously furnished by such Party to the other Parties).  Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any representative of such Party (whether or not such representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 7.5 by such Party, the taking of such action by such representative shall be deemed to constitute a breach of this Section 7.5 by such Party for purposes of this Agreement.

(b)            Notice of Proposal or Inquiry.  If any Party or any representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof).  Such Party shall keep the other Parties informed in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto.

(c)            Cease Current Discussions.  Each Party shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

(d)            Modified Definition.  For purposes of this Section 7.5, the “Parties” shall not include the Principal Stockholders, but RX understands and agrees that the Principal Stockholders are representatives of RX.

7.6                Public Disclosure.  Without limiting any Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any representative of such Party to, issue any press release or make any public disclosure regarding the Merger or any of the other transactions contemplated hereby unless: (a) the other Parties shall have approved such press release or disclosure (which approval shall not be unreasonably withheld); or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Parent in compliance with this Section.

7.7                Legal Requirements. Each Party shall take all reasonable actions necessary or desirable to comply promptly with all legal requirements which may be imposed on such Party with respect to the consummation of the Merger or any other transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Authority, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any Party necessary in connection with any such requirements imposed upon any of them or their respective Subsidiaries in connection with the consummation of the Merger or any other transactions contemplated by this Agreement.  Parent shall use its commercially reasonable best efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of Parent Common Stock in connection with the Merger.  RX shall use its commercially reasonable best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

7.8                Third Party Consents.  As soon as practicable following the date hereof, each Party shall use commercially reasonable best efforts to obtain all material consents, waivers and approvals under any of its or its Subsidiaries’ agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the Merger and any other transactions contemplated by this Agreement.

7.9                Notification of Certain Matters.  Each Party shall give prompt notice to the other Parties of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement of such Party to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, such that the conditions set forth in Section 8.2(a)) orSection 8.3(a), as the case may be, would not be satisfied as a result thereof, or (ii) any material failure of a Party, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  Notwithstanding the foregoing, the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

7.10            Commercially Reasonable Efforts and Further Assurances.  Subject to the respective rights and obligations of Parties under this Agreement, RX and Parent shall use its commercially reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement.  RX and Parent, at the reasonable request of the other, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

7.11            RX Options; RX Warrants.  RX shall terminate the RX Options effective immediately prior to the Effective Time.  At the Effective Time, each RX Warrant, whether or not vested, shall by virtue of the Merger be assumed by Parent.  Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for issuance upon exercise of all RX Warrants assumed in accordance with this Section 7.11.  Each RX Warrant so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions of such options and warrants immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions), except that (i) each RX Warrant shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product obtained by multiplying (x) the number of shares of RX Common Stock that were issuable upon exercise of such RX Warrant immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed RX Warrant shall be equal to the quotient determined by dividing (x) the exercise price per share of RX Common Stock at which such RX Warrant was exercisable immediately prior to the Effective Time, by (y) the Exchange Ratio, rounded up to the nearest whole cent; provided, however, that to the extent provided under the terms of the RX Warrants, the RX Warrants assumed by the Parent in accordance with this Section 7.11 shall, in accordance with their terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Common Stock subsequent to the Effective Time.

7.12            Indemnification.

(a)            From and after the Effective Time, the Surviving Corporation shall fulfill and honor its obligations pursuant to the Indemnification Agreements; provided that the Indemnification Agreements for any RX officer or director that continues employment with the Surviving Corporation following the Effective Time (“Continuing Officers and Directors”) shall be amended at the Closing to be in the same form as the indemnification agreements between Parent and its directors and officers, except that these amended indemnification agreements shall provide expressly that the agreements shall also apply to periods in which the Continuing Officers and Directors were officers or directors of RX or RX Target and shall cover claims made against them in their capacities as directors or officers of RX, RX Target or any of their Subsidiaries.

(b)            For a period of five (5) years after the Effective Time, Parent shall cause to be maintained in effect, if available, directors’ and officers’ liability insurance covering those persons who are currently officers and directors of RX, which insurance shall (i) provide maximum aggregate coverage of at least $4,000,000, (ii) have an effective term of at least five (5) years from the Effective Time, and (iii) cover only those persons who are currently officers or directors of RX and only for actions and omissions occurring prior to the Effective Time; provided, however, that in no event shall Parent be required to expend an annual premium for such coverage in excess of $50,000, and if the cost for such coverage is in excess of such amount, Parent shall only be required to maintain such coverage as is available for such amount.  Subject to the foregoing, Parent will consult with RX in good faith regarding the terms of such insurance policy.

(c)            In the event that the Surviving Corporation or any of its  successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets and properties to any person in a single transaction or a series of related transactions, then, and in each such case, the Surviving Corporation shall either guaranty the indemnification obligations of the Surviving Corporation under this Section 7.12, or shall make, or cause to be made, proper provision so that the successors and assigns of the Surviving Corporation assume the indemnification obligations of the Surviving Corporation under this Section 7.12 for the benefit of the directors and officers of RX (“Indemnified Parties”).  The terms and provisions of this Section 7.12 are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any of the Indemnified Parties may have by contract or otherwise.

(d)            This Section 7.12 shall survive the consummation of the Merger at the Effective Time, and shall be binding on all successors and assigns of the Surviving Corporation.

7.13            NASDAQ Listing.  Parent shall use commercially reasonable efforts to maintain its existing listing on the NASDAQ Capital Market and to obtain approval of the listing at or prior to the Effective Time of the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

7.14            Satisfaction of RX Stockholder Debt.  As of the date hereof, the outstanding principal amount of the RX Stockholder Debt is $240,000.  Prior to the earlier to occur of (a) satisfaction of the RX Stockholder Debt as provided herein and (b) the termination of this Agreement, the interest rate of the RX Stockholder Debt shall not increase and no fees or penalties will be owed or assessed with respect to the RX Stockholder Debt.  As of May 31, 2013, the accrued and unpaid interest on the RX Stockholder Debt was approximately $96,116.  Any and all prepayments of the RX Stockholder Debt shall not be subject to a prepayment penalty.  At the Closing, Parent shall assume the RX Stockholder Debt, and shall pay the RX Stockholder Debt as follows: (a) $75,000 of the outstanding principal amount of the RX Stockholder Debt of each Principal Stockholder shall be paid to such Principal Stockholder in cash; and (b) the balance (the “Remaining Stockholder Debt”) shall be satisfied in full by Parent’s issuance to the Principal Stockholders (the “Note Exchange”) of shares of Parent Common Stock (“Exchange Shares”).  The number of Exchange Shares that shall be issued to a Principal Stockholder shall equal the quotient obtained by dividing (i) the Remaining Stockholder Debt owed to the Principal Stockholder as of the Closing by (ii) the average VWAP for the ten trading day period ending as of the Closing Date.  Parent shall include the Exchange Shares in the Form S-4 Registration Statement for the purpose of registering the same to the extent the Exchange Shares may be registered on the Form S-4 Registration Statement.  If the Exchange Shares may not be legally included on the S-4 Registration Statement, then the Exchange Shares will not be registered and the issuance of the Exchange Shares to the Principal Stockholders will be restricted securities, issued pursuant to an exemption from registration under the Securities Act and the certificates representing such Exchange Shares will contain appropriate restrictive legends.

7.15            Legends.  Parent shall be entitled to place appropriate legends on the certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of RX who may be considered “affiliates” of Parent for purposes of Rule 145 under the Securities Act reflecting the restrictions set forth in Rule 145 and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, to the extent that Parent places such legends on certificates for shares issued to all of its directors and officers.

7.16            Employee Matters.

(a)            Credit for Service.  To the extent permitted under applicable law, each employee of RX or its Subsidiaries who shall continue as an employee of RX or its Subsidiaries following the Merger or who shall become an employee of Parent in connection with the Merger shall be given credit for all service with RX, RX Target or their Subsidiaries under all employee benefit plans, programs, policies and arrangements that are maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility and vesting, in each case to the extent that such employees had been employees of Parent and would have been provided credit by Parent; provided, however, that (i) no such credit shall be provided in any circumstance that would result in duplicative benefits and (ii) such insurance carriers, outside providers or the like agree to honor such commitments on terms that are reasonably acceptable to Parent.

(b)            Severance Arrangements.  RX shall terminate any and all group severance, separation or salary continuation plans, programs or arrangements maintained by RX or any of its Subsidiaries, effective in each case as of the day immediately preceding the Effective Time.  RX shall provide Parent evidence that such plans have been terminated pursuant to resolutions of RX’s Board of Directors or the board of directors of its Subsidiaries, as applicable (the form and substance of which resolutions shall be subject to review and approval of Parent).

7.17            Board of Directors and Executive Officers.

(a)            RX Designees.  Subject to this Section 7.17(a), Parent shall appoint two (2) Eligible Individuals designated by RX (“RX Designees”) to serve on Parent’s Board of Directors, effective immediately following the Effective Time; provided that one of the RX Designees must be an Independent Director.  Once appointed, the Board of Directors of Parent shall use its best efforts to preserve the RX Designees’ positions as members of Parent’s Board of Directors until the annual meeting of stockholders of Parent with respect to the fiscal year ending June 30, 2014, unless such efforts would violate the directors’ fiduciary duties or the continued listing requirements of the NASDAQ Capital Market.  RX understands and agrees that Parent intends that a majority of the members of its Board of Directors will be “independent directors” in order to comply with the corporate governance requirements of the NASDAQ Capital Market.  An “Eligible Individual” shall mean an individual selected by RX to be an RX Designee that has been approved as an “Eligible Individual” by the Governance and Nominating Committee of Parent’s Board of Directors (“Parent Nominating Committee”) and Parent’s Board of Directors; provided that Harris shall be deemed to be an Eligible Individual.  For an individual to be an Eligible Individual, (i) that individual shall provide to Parent such questionnaires as Parent may reasonably require of its directors generally and such other information as Parent may reasonably request and (ii) the Parent Nominating Committee shall have completed and be satisfied in good faith with its assessment as to whether the designated individual (A) satisfies any requirement hereunder to be an Independent Director, (B) has the requisite experience and background to serve on Parent’s Board of Directors and (C) has the ability to attend director meetings without unreasonable cost.  If the Parent Nominating Committee or Board of Directors determines that an individual designated by RX is not an Eligible Individual, Parent shall promptly notify RX of the same and permit RX to designate an additional individual for review by the Parent Nominating Committee and Parent’s Board of Directors.

(b)            Certain Employees.  Parent will negotiate in good faith to provide that, effective immediately following the Effective Time, the following persons will hold the following positions with Parent:  (i) Matthew T. Plavan, Chief Executive Officer; (ii) Kenneth L. Harris, President; (iii) Dan T. Bessey, Chief Financial Officer; and (iv) Mitchel Sivilotti, Chief Biologist, Senior Vice President.

7.18            RX Financial Statements.  As soon as practicable, RX shall deliver to Parent true and complete copies of (i) RX’s audited consolidated balance sheet as of December 31, 2012 and December 31, 2011, and the related audited consolidated statements of operations and statements of cash flows of RX for the periods covered therein, together with all related notes and schedules thereto, accompanied by the report thereon of RX’s independent auditors, (ii) if revised from the RX Interim Financial Statements, the unaudited consolidated balance sheet of RX as of March 31, 2013 and the related consolidated statement of operations and statement of cash flows for the three month period then ended (collectively, the “RX GAAP Financial Statements”).  The RX GAAP Financial Statements (i) shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP) applied on a consistent basis throughout the periods indicated and (ii) fairly present the consolidated financial condition and operating results of RX and its Subsidiaries at the respective dates thereof and for the periods indicated, except in the case of the unaudited RX GAAP Financial Statements, to normal and recurring year-end adjustments that are not reasonably expected to be material in amount.  If, excluding differences related to non-cash charges for deferred revenue, compensation expenses and the reduction in the value of securities held by RX for investment, as applicable, (i) the consolidated net income before interest, taxes, depreciation and amortization (“EBITDA”) for each of the years ended December 31, 2012 and 2011 as set forth in the RX GAAP Financial Statements is more than $100,000 less than the EBITDA of the RX Annual Financial Statements for the corresponding year, (ii) the consolidated revenue for RX and its Subsidiaries for the year ended December 31, 2012 as set forth in the RX GAAP Financial Statements is more than $100,000 less than the consolidated revenue as set forth in the RX Financial Statements for such year, (iii) the shareholders' equity for RX and its Subsidiaries as of December 31, 2012 as set forth in the RX GAAP Financial Statements is more than $250,000 less than the shareholders' equity for RX and its Subsidiaries at December 31, 2012 as set forth in the RX GAAP Financial Statement, or (iv) any report from RX’s auditors regarding the RX GAAP Financial Statements is qualified other than a going concern qualification; Parent shall have the right to terminate this Agreement by written notice to RX delivered no later than 20 days following receipt of the RX GAAP Financial Statements.  If Parent does not so terminate this Agreement, Parent shall be deemed to have accepted such financial statements for all purposes.

7.19            Reorganization under Code.  RX and Parent will use commercially reasonable efforts to cause the Merger to qualify as a “reorganization” pursuant to Section 368 of the Code.

7.20            Protection of Patents.  For so long as the Principal Stockholders in the aggregate own at least 10% of the outstanding Common Stock of Parent, the Board of Directors of Parent shall cause Parent to review, not less frequently than annually, the status of the patents of Parent and its Subsidiaries and whether there are any infringements of such patents, and if there is a reasonable likelihood of infringements, will duly consider, in consultation with legal counsel, the advisability of taking legal action to enforce such patents, based on an analysis of the likelihood of success, the potential benefits to Parent, the financial resources of Parent and such other factors as Parent’s Board of Directors deems relevant.

7.21            RX-MK Merger.  RX has provided to Parent a true and complete copy of the RX-MK Merger Agreement.  In the event that any shareholder of RX or former shareholder of RX Target exercises his or her dissenter’s rights under Chapter 13 of the California Law, RX shall promptly provide notice to Parent of such event, and RX shall use commercially reasonable efforts to resolve such dissenter's rights as promptly as practicable.  RX has not paid and shall not pay in excess of $300,000 in the aggregate to settle such dissenters’ rights without the approval of Parent, except pursuant to a court order or judgment.

ARTICLE VIII
CONDITIONS TO THE MERGER

8.1                Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of the following conditions:

(a)            Parent Stockholder Approval.  This Agreement shall have been approved and adopted, and the Merger shall have been duly approved by the requisite vote under applicable law by the stockholders of Parent, and the issuance of shares of Parent Common Stock in connection with the Merger shall have been duly approved by the requisite vote under the rules of the NASDAQ Capital Market by the stockholders of Parent.

(b)            RX Stockholder Approval.  This Agreement shall have been approved and adopted, and the Merger shall have been duly approved by the requisite vote under applicable law by the stockholders of RX.

(c)            Registration Statement Effective; Proxy Statement.  The SEC shall have declared the Form S-4 Registration Statement effective.  No stop order suspending the effectiveness of the Form S-4 Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding shall have been initiated or threatened in writing by the SEC.

(d)            No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e)            Tax Opinions.  Parent and RX shall each have the written opinion from Parent's counsel, in form and substance reasonably satisfactory to each, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn.  The parties to this Agreement agree to make reasonable representations as requested by such counsel for the purpose of rendering such opinions.

(f)            NASDAQ Listing.  The shares of Parent Common Stock issuable to stockholders of RX in connection with the Merger and such other shares required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NASDAQ Capital Market upon official notice of issuance.

8.2               Additional Conditions to Obligations of RX.  The obligation of RX to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived, in writing, exclusively by RX:

(a)            Representations and Warranties.  (i) The representations and warranties of Parent contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (ii) the representations and warranties of Parent contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall be true and correct on and as of the Closing Date, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in such cases (other than the representations in Sections 5.2 and 5.3) where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and (iii) RX shall have received a certificate with respect to the foregoing regarding Parent signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

(b)            Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent on or prior to the Closing, and RX shall have received a certificate to such effect regarding Parent signed for and on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent.

(c)            No Material Adverse Effect.  No Material Adverse Effect on Parent shall have occurred from the date of this Agreement.  RX shall have received a certificate with respect to the foregoing regarding Parent signed on behalf of Parent by each of the Chief Executive Officer and Chief Financial Officer of Parent.

(d)            Third Party Consents.  RX shall have been furnished with evidence satisfactory to it that Parent has obtained the consents, approvals and waivers set forth in Section 8.2(d) of the Parent Disclosure Letter.

(e)            Employment Agreements.  The Employment Agreements shall be in full force and effect at the Closing.

(f)            Parent Directors.  Kenneth L. Harris, as an RX Designee, and any other RX Designee required to be appointed as a director of Parent at the Closing in accordance herewith, shall have been appointed as directors of Parent, and there shall be no more than seven directors serving on Parent’s Board of Directors.

(g)            Limitation on Dissent.  Holders of no more than two percent (2.0%) of the outstanding shares of Parent capital stock shall have exercised, nor shall they have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable Law with respect to their shares by virtue of the Merger.

(h)            Opinion of Counsel.  RX shall have received an opinion, dated as of the Closing Date, from counsel to Parent, in form and substance reasonably satisfactory to RX.

8.3                Additional Conditions to the Obligations of Parent.  The obligations of Parent to consummate and effect the Merger shall be subject to the satisfaction or fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a)            Representations and Warranties.  (i) The representations and warranties of RX and the Principal Stockholders contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall have been true and correct as of the date of this Agreement, except where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on the RX, (ii) the representations and warranties of RX and the Principal Stockholders contained in this Agreement (without giving effect to any qualifiers and exceptions therein relating to materiality or Material Adverse Effect) shall be true and correct on and as of the Closing Date, except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Closing Date, except in such cases (other than the representations in Sections 3.2 and 3.3) where the failure to be so true and correct would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on RX, and (iii) RX shall have provided Parent with a certificate with respect to the foregoing regarding RX signed on behalf of RX by the Principal Stockholders as officers of RX.

(b)            Agreements and Covenants.  RX and the Principal Stockholders shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing, and Parent shall have received a certificate with respect to the foregoing regarding RX signed on behalf of RX by the Principal Stockholders as officers of RX.

(c)            No Material Adverse Effect.  No Material Adverse Effect on RX shall have occurred from the date of this Agreement.  Parent shall have received a certificate with respect to the foregoing regarding RX signed on behalf of RX by the Principal Stockholders as officers of RX.

(d)            Third Party Consents.  Parent shall have been furnished with evidence satisfactory to it that RX has obtained the consents, approvals and waivers set forth in Section 8.3(d) of the Parent Disclosure Letter.

(e)            Employment Agreements.  The Employment Agreements shall be in full force and effect at the Closing.

(f)            Termination of Certain Agreements.  Each of the Agreements set forth in Section 8.3(f) of the Parent Disclosure Letter shall have been terminated, effective prior to or as of the day immediately preceding the Closing Date, and Parent shall have received from RX evidence of such terminations in form and substance reasonably satisfactory to Parent.

(g)            Non-Competition Agreements.  Each of the Non-Competition Agreements shall be in full force and effect at the Closing.

(h)            Limitation on Dissent.  Holders of no more than two and one half percent (2.5%) of the outstanding shares of RX capital stock shall have exercised, nor shall they have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable Law with respect to their shares by virtue of the Merger.

(i)            Opinion of Counsel.  Parent shall have received an opinion, dated as of the Closing Date, from counsel to RX, in form and substance reasonably satisfactory to Parent.

(j)            RX-MK Merger.  No further appraisal rights under Chapter 13 are owed to any RX shareholder or former RX Target shareholder as a result of the RX-MK Merger, and RX Target and RX collectively shall have paid less than $300,000 (or such greater amount approved by Parent in writing) to satisfy appraisal rights in connection with the RX-MK Merger.

ARTICLE IX
 SURVIVAL, INDEMNIFICATION; ESCROW

9.1                Survival of Representation, Warranties and Covenants.   The representations and warranties of all the Parties contained in this Agreement, or in any certificate delivered pursuant to this Agreement, shall terminate at the Closing, and if the Closing occurs, no claim may be made against any Party for any breach of such representations or warranties.

9.2                Indemnification.

(a)            Indemnification by Principal Stockholders.  Notwithstanding any other provision of this Agreement, including without limitation Section 9.1, the Principal Stockholders jointly and severally agree to indemnify and hold Parent and its officers, directors and affiliates, including the Surviving Corporation after the Closing (“Parent Indemnified Parties”), harmless against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense relating to such claim, loss, liability, damage, deficiency, cost or expense (hereinafter individually a “Loss” and collectively “Losses”) incurred or suffered by the Parent Indemnified Parties, or any of them (including the Surviving Corporation after the Closing), directly or indirectly, as a result of or in connection with:

(i)         there being outstanding any shares of RX Capital Stock that were not considered in determining the Exchange Ratio (i.e. not included in the Diluted RX Share Amount);

(ii)        there being outstanding at the Effective Time any securities exercisable or convertible into shares of RX Capital Stock other than RX Warrants to purchase a total number of shares of RX Capital Stock not exceeding the RX Warrant Share Cap;

(iii)      the exercise price of any RX Warrant is reduced or the number of shares of RX Common Stock underlying any RX Warrant is increased for any reason or the exercise period of any RX Warrant is extended;

(iv)      RX not owning, as of the Closing, at least 99% of the equity securities of the RX Subsidiaries;

(v)       any breach of the representations and warranties of RX contained in Section 3.15 (Employee Benefit Plans) to the extent the representations and warranties contained in Section 3.15 relate to RX’s or RX’s Subsidiaries operations in the Republic of India; and

(vi)      any Tax payable or required to be withheld (regardless of whether Parent has a claim against RX’s shareholders or former shareholders for such withholding) by Parent, the Surviving Corporation or any of their Subsidiaries under the Tax Laws of any jurisdiction other than the United States of America as a result of the RX-MK Merger or the Merger.

The indemnification obligation arising as a result of the events described in Section 9.2(a)(i) through 9.2(a)(v) shall be referred to herein as the “Non-Tax Indemnification Obligations”, and the indemnification obligation arising as a result of the events described in Section 9.2(a)(vi) shall be referred to herein as the “Tax Indemnification Obligation”.  The Principal Stockholders shall not have any right of contribution from the Surviving Corporation with respect to any Loss claimed by a Parent Indemnified Party after the Effective Time.

(b)            The total obligations of the Principal Stockholders to indemnify the Parent Indemnified Parties as a result of the Non-Tax Indemnification Obligations shall be limited to an amount equal to the product of (i) 10%, (ii) the number of shares of Parent Common Stock issued in respect of the RX Capital Stock in the Merger (not including shares issued from RX Stockholder Debt) and (iii) the average VWAP of Parent Common Stock for the ten trading day period ending on the Closing Date.

(c)            There shall be no right to indemnification pursuant to this Section 9.2 for the Non-Tax Indemnification Obligations unless and until identifying aggregate Losses for Non-Tax Indemnification Obligations in excess of $150,000 (the “Threshold Amount”) shall have been delivered by Parent to the Principal Stockholders, in which event the Parent Indemnified Parties shall be entitled to recover for Non-Tax Indemnification Obligations only such amounts exceeding the Threshold Amount.

(d)            Neither Parent nor the Surviving Corporation shall have any obligation to seek contribution or make a claim against any RX shareholder or former shareholder for any Taxes withheld or required to be withheld by Parent or the Surviving Corporation under the Tax Laws of any jurisdiction other than the United States of America.

(e)            If Parent or any Subsidiary of Parent (a "Parent Party") determines to make a payment to a Governmental Authority for withholding based the Tax Laws of a jurisdiction other than the United States (a "Non-US Withholding Payment") in connection with RX-MK Merger or the Merger, and no Parent Party shall have received a demand or claim from a Governmental Authority to make such Non-US Withholding Payment, Parent shall first advise the Principal Stockholders and shall in good faith consider input from the Principal Stockholders and their advisors about whether such Non-US Withholding Payment is required under applicable Tax Law and the amount of such Payment.  If the Parent Party subsequently determines to make such Non-US Withholding Payment, the fact that the Parent Party has made such Payment shall not, by itself, be determinative of whether such Payment was required at all or whether the amount of such Payment constituted Parent’s indemnifiable Losses under Section 9.2(a)(vi).

(f)            If Parent shall receive a written demand or claim from a Governmental Authority to make a Non-US Withholding Payment prior to making any payment to a Governmental Authority of any amount for withholding based on the Tax Laws of a jurisdiction other than the United States in connection with the RX-Merger or the Merger, the procedures under Section 9.3(e) shall be applicable.
9.3                Claims for Indemnification.

(a)            Claims for Indemnification.

(i)         If prior to the applicable Indemnification Termination Date a Parent Indemnified Party or Parties desire to make a claim for indemnification under Section 9.2(a), such Party or Parties shall deliver to each Principal Stockholder a certificate signed by any officer of Parent (“Officer’s Certificate”): (A) stating that Parent Indemnified Parties have paid or properly accrued or reasonably anticipate that they will have to pay or accrue Losses, and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid or properly accrued or the basis for such anticipated liability, and the basis of the indemnification claim.  With 30 days of receipt of such Officer’s Certificate, subject to the provisions of Sections 9.3(a)(ii), 9.3(b) and 9.3(d), the Principal Stockholders shall deliver to Parent, as promptly as practicable, cash (and/or Parent Capital Stock to the extent that the Losses relate solely to the Non-Tax Indemnification Obligations) in an amount equal to such Losses, and Parent shall deliver such cash (and/or Parent Capital Stock, if applicable) to Parent Indemnified Parties as appropriate.

(ii)        A Principal Stockholder, at its option, may elect to satisfy Losses claimed under Section 9.3(a) for Non-Tax Indemnification Obligations by delivering cash, Parent Common Stock or any combination thereof to Parent.  For the purposes of determining the number of shares of Parent Common Stock to be delivered to Parent pursuant to this Section 9.3 for Non-Tax Indemnification Obligations, the shares of Parent Common Stock shall be valued based on the average VWAP of Parent Common Stock for the ten trading day period ending on the Closing Date.  A Principal Stockholder may not satisfy any Losses relating to Tax Indemnification Obligations under Section 9.3(a) with Parent Common Stock.

(b)            Objections to Claims.  Each Principal Stockholder shall be entitled, during the thirty-day period following the time of delivery of any Officer’s Certificate to such Principal Stockholder, to object to the claim made in such Officer’s Certificate by delivering a written statement of such objection to Parent.  Any such objection by a Principal Stockholder shall be deemed an objection by both Principal Stockholders for purposes of this Section 9.3.  After the expiration of such thirty-day period, provided that no such written statement of objection shall have been delivered to Parent, the Principal Stockholders shall make delivery of cash (and/or shares of Parent Capital Stock, if applicable) to Parent in accordance with Section 9.3.

(c)            No Claims after Indemnification Termination Date.  Notwithstanding any provision of this Agreement to the contrary, absent fraud, no Parent Indemnified Party may make a claim against the Principal Stockholders for indemnification under this Agreement or otherwise relating to the Merger after the Indemnification Termination Date for such claim, and any purported claim shall be null and void.

(d)            Resolution of Conflicts; Arbitration.

(i)            In case a Principal Stockholder shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses within thirty (30) days after delivery of such Officer’s Certificate, Parent and the Principal Stockholders shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If Parent and each such Principal Stockholder should so agree, a memorandum setting forth such agreement shall be prepared and signed by the parties.  Such Principal Stockholder shall be entitled to rely on any such memorandum and deliver cash (and/or shares of Parent Common Stock, if applicable) to Parent in accordance with the terms thereof.

(ii)            If no such agreement can be reached after good faith negotiation contemplated by Section 9.3(d), any party to such negotiation may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to Parent and the Principal Stockholders.  In the event that within forty-five (45) days after submission of any dispute to arbitration, Parent and the Principal Stockholders cannot mutually agree on one arbitrator, Parent and the Principal Stockholders (with all Principal Stockholders treated for this purpose as one party) shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s).

(iii)            Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.  Any such arbitration shall be held in Sacramento County, California, under the rules then in effect of the American Arbitration Association.  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association.

(e)            Third‑Party Claims.  With respect to any third Person claim, demand action or suit against a Parent Indemnified Party for which a Parent Indemnified Party is seeking indemnification hereunder (a “Third-Party Claim”), including without limitation a demand or claim from a Governmental Authority for a Non-US Withholding Payment, the Principal Stockholders shall be entitled to participate in such Third-Party Claim and, to the extent that the Principal Stockholders wish (unless a Principal Stockholder is also a party to such Third-Party Claim and the Parent Indemnified Party determines in good faith that joint representation would be inappropriate), to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Parent Indemnified Party, and, after written notice from the Principal Stockholders to the Parent Indemnified Party of their election to assume the defense of such Third-Party Claim, the Principal Stockholders will not, as long as the Principal Stockholders diligently conduct such defense, be liable to the Parent Indemnified Party under Section 9.2(a) for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case subsequently incurred by the Parent Indemnified Party in connection with the defense of such Third-Party Claim, other than reasonable costs of investigation; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate for the same counsel to represent both the Parent Indemnified Party and the Principal Stockholders under applicable standards of professional conduct based upon the advice of counsel, then the Parent Indemnified Party shall be entitled to retain its own counsel, as well as local counsel in each jurisdiction for which the Parent Indemnified Party reasonably determines such local counsel is required, at the expense of the Principal Stockholders.  If the Principal Stockholders assume the defense of a Third-Party Claim, (i) it shall be conclusively established for purposes of this Agreement that the claims made in such Third-Party Claim are within the scope of and subject to indemnification to the extent adversely determined subject to the limitations set forth herein; (ii) no compromise or settlement of such Third-Party Claim may be effected by the Principal Stockholders without the Parent Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld or delayed, unless (A) there is no finding or admission of any violation of any Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Parent Indemnified Party and (B) the sole relief provided is monetary damages that are paid in full by the Principal Stockholders; and (iii) the Parent Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its prior written consent when such consent is required hereunder.  If the Principal Stockholders do not assume the defense of such Third-Party Claim, no compromise or settlement of such Third-Party Claim may be effected by the Parent Indemnified Party without the Principal Stockholders’ prior written consent, which consent shall not be unreasonably withheld or delayed; provided that in no event shall the delay be 30 days or more.

ARTICLE X
TERMINATION, AMENDMENT AND WAIVER

10.1            Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by RX’s stockholders and whether before or after approval of the Merger and issuance of Parent Common Stock in the Merger by Parent’s stockholders, unless otherwise specified below):

(a)            Mutual Consent.  by mutual written consent duly authorized by the Boards of Directors of Parent and RX;

(b)            Transaction Deadline.  by either Parent or RX if the Merger shall not have been consummated by December 15, 2013; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement, provided, further, that, in the event that the SEC has not declared the Form S-4 Registration Statement effective under the Securities Act by October 31, 2013, then either RX or Parent shall be entitled to extend the date for termination of this Agreement pursuant to this Section 10.1(b) for an additional sixty (60) days;

(c)            Governmental Bar.  by either Parent or RX if a court of competent jurisdiction or other Governmental Authority shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)            No Shareholder Approval.  by either Parent or RX if (i)(A) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Merger and the issuance of shares of Parent Common Stock in the Merger and (B) the Merger or any of the issuance of Parent Common Stock in the Merger shall not have been approved at the Parent Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to Parent where the failure to obtain the Required Parent Stockholder Vote shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a breach of this Agreement; or (ii) RX shall not have obtained sufficient RX Stockholder Written Consents to constitute the RX Stockholder Approval with the Required RX Stockholder Vote on or before the date that Parent obtains the Required Parent Stockholder Vote from its stockholders approving the Merger and the issuance of shares of Parent Common Stock in the Merger; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to RX where the failure to obtain the Required RX Stockholder Vote shall have been caused by the action or failure to act of RX and such action or failure to act constitutes a breach of this Agreement;

(e)            Parent Triggering Event.  by RX (at any time prior to the approval of the issuance of Parent Common Stock in the Merger by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(f)            RX Triggering Event.  by Parent (at any time prior to the approval of the Merger by the Required RX Stockholder Vote) if a RX Triggering Event shall have occurred;

(g)            RX GAAP Financial Statements.  By Parent in accordance with Section 7.18 or if the RX GAAP Financial Statements are not delivered to Parent by July 30, 2013.

(h)            Parent Breach.  by RX, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become inaccurate, in either case such that the conditions set forth in Sections 8.2(a) or 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from the Parent to RX or from RX to Parent of such breach or inaccuracy and (ii) Parent ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Parent is cured prior to such termination becoming effective);

(i)            RX Breach.  by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of RX set forth in this Agreement, or if any representation or warranty of RX shall have become inaccurate, in either case such that the conditions set forth in Sections 8.3(a) or 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that if such inaccuracy in RX’s representations and warranties or breach by RX is curable by RX, then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a 30-day period commencing upon delivery of written notice from RX to Parent or from Parent to RX of such breach or inaccuracy and (ii) RX ceasing to exercise commercially reasonable efforts to cure such breach (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by RX is cured prior to such termination becoming effective).

10.2            Notice of Termination; Effect of Termination.  In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect and no Party shall have any liability to any other Party for the breach of any representation or warranty; provided, however, that (a) this Section 10.2, Section 10.3, and ARTICLE XI shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party from any Liability for: (i) actual fraud; (ii) any intentional, willful and material breach of any representation or warranty contained in this Agreement; or (iii) any breach of any covenant to the extent set forth in Section 10.3.

10.3            Fees and Expenses.

(a)            General.  Except as set forth in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.  RX has engaged Ernst & Young (“RX Auditor”) to audit (“RX Audit”) RX’s consolidated financial statements for the years ended December 31, 2012 and 2011.  Parent shall pay to the RX Auditor on RX’s behalf 100% of the fees and expenses that are owed by RX to the RX Auditor for the RX Audit on or before such fees are due and payable, provided that RX promptly delivers to Parent all invoices that RX receives for these fees.  RX shall cause Parent to have full access to the RX Auditor in connection with the RX Audit.  The auditor's report shall be issued to RX.  If this Agreement is terminated before the Closing pursuant to Sections 10.1(a) (Mutual Consent), 10.1(b) (Transaction Deadline), 10.1(c) (Governmental Bar), 10.1(d), if RX did not obtain the Required RX Stockholder Vote (No Shareholder Approval), or 10.1(g) (RX GAAP Financial Statements), then RX shall reimburse Parent in immediately available funds for 50% of all Parent Audit Obligations paid by Parent (up to a maximum reimbursement of $150,000) and all fees and expenses paid by Parent to third parties for professional accounting services incurred in connection with the RX Audit ("PA Services").  If this Agreement is terminated before the Closing pursuant to Sections 10.1(f) (RX Triggering Event), or 10.1(i) (RX Breach), then RX shall reimburse Parent in immediately available funds for 100% of all Parent Audit Obligations paid by Parent (up to a maximum reimbursement of $150,000) and all fees and expenses paid by Parent to third parties for PA Services.  This reimbursement shall occur within ten (10) days of the termination of this Agreement.

(b)            Payment of Termination Fees by Parent.  If this Agreement is terminated by RX pursuant to Section 10.1(h) as a result of a breach by Parent of any of its covenants hereunder, which breach is willful and material, or is terminated by RX pursuant to Section 10.1(e), relating to termination by RX because of a Parent Triggering Event, or if (i) at any time before the earlier to occur of (A) obtaining the Required Parent Stockholder Vote and (B) termination of this Agreement an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or entered into and (ii) within 12 months after the date of termination of this Agreement, Parent enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated, Parent shall pay to RX, within ten (10) Business Days after termination, a nonrefundable fee in an amount equal to $500,000.

(c)            Payment of Termination Fees by RX.  If this Agreement is terminated by Parent pursuant to Section 10.1(i) as a result of a breach by RX of any of its covenants hereunder, which breach is willful and material, or is terminated by Parent pursuant to  Section 10.1(f), relating to termination by Parent because of an RX Triggering Event, or if (i)  at any time before the earlier to occur of (A) obtaining the Required RX Stockholder Vote and (B) termination of this Agreement an Acquisition Proposal with respect to RX shall have been publicly announced or disclosed or entered into and (ii) and within 12 months after the date of termination of this Agreement, RX enters into a definitive agreement with respect to an Acquisition Proposal that is subsequently consummated, RX shall pay to Parent, within ten (10) Business Days after termination (or, in the case of termination pursuant to Section 10.1(d), consummation of an Acquisition Proposal), a nonrefundable fee in an amount equal to $500,000.

(d)            Late Payments.  If any Party fails to pay when due any amount payable by such Party under Sections 10.3(b) or 10.3(c), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “U.S. Prime Rate” (as published in the Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

ARTICLE XI
GENERAL PROVISIONS

11.1            Non-Survival of Representations and Warranties.  The representations and warranties of the Parties contained in this Agreement shall terminate as provided in Section 9.1.  The covenants of the Parties that by their terms survive the Effective Time shall survive the Effective Time.

11.2            Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via facsimile (receipt confirmed), or email to the parties at the following addresses or facsimile numbers or, if by email, to the email address of the recipient last known to the sender (or at such other address or facsimile numbers for a party as shall be specified by like notice):

(a)	if to Parent, to:

Thermogenesis Corp.
2711 Citrus Road
Rancho Cordova, CA 95742
Attention: Chief Executive Officer
Facsimile No.: (916) 858-5199

with copies to:

Weintraub Tobin Chediak Coleman Grodin, Law Corporation
400 Capitol Mall, 11th Floor
Sacramento, California 95814
Attention: Michael De Angelis
Facsimile No.: (916) 446-1611

(b)	if to RX (prior to the Effective Time), to:

TotipotentRX Corporation
548 South Spring Street, Suite 210
Los Angeles, CA 90013
Attention: Chief Executive Officer

Facsimile No.: ________________________________

with a copy to (which shall not constitute notice):

TroyGould PC
1801 Century Park East, Suite 1600
Los Angeles, California 90067
Attention: Alan B. Spatz
Facsimile No.: 310-789-1431

(c)	if to the Principal Stockholders, to:

Kenneth L. Harris
548 South Spring Street, Suite 210
Los Angeles, CA 90013
Facsimile No.: ________________________________

Mitchel Sivilotti
548 South Spring Street, Suite 210
Los Angeles, CA 90013
Facsimile No.: ________________________________

11.3            Interpretation.  For the purposes hereof, when any fact is stated to be (i) to the “knowledge of RX” or words of similar impact, this shall mean the actual knowledge, as of the date hereof, of the existence or non-existence of such fact by a Principal Stockholder and (ii) to the “knowledge of Parent” or words of similar impact, this shall mean the actual knowledge, as of the date hereof, of the existence or non-existence of such fact by Matthew T. Plavan or Dan T. Bessey.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article, Section or Exhibit to this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity.

11.4            Counterparts.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by email delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

11.5            Entire Agreement.  This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the RX Disclosure Letter and the Parent Disclosure Letter (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement, and (ii) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

11.6            Severability.  In the event that any term of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such term to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties.  The Parties further agree to replace such void or unenforceable term of this Agreement with a valid and enforceable term that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable term.

11.7            Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage would occur in the event that any of the terms of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

11.8            Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

11.9            Rules of Construction.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.10            Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the Parties.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.11            Amendment.  Subject to applicable Law, this Agreement may be amended by the Parties hereto at any time by execution of an instrument in writing signed on behalf of each of the Parties hereto.

11.12            Extension; Waiver.  At any time prior to the Effective Time, any Party hereto may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations or other acts of the other Party or parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein.  Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.13            WAIVER OF JURY TRIAL.  TO THE EXTENT PERMITTED BY LAW, EACH OF PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, RX and the Principal Stockholders have caused this Agreement to be executed by their respective officers thereunto duly authorized, each as of the date first written above.

THERMOGENESIS CORP.		TOTIPOTENTRX CORPORATION

By:	/s/ Mathew T. Plavan	By:	/s/ Kenneth L. Harris
	Mathew T. Plavan,		Kenneth L Harris
	Chief Executive Officer		Chief Executive Officer

/s/ Kenneth L. Harris
Kenneth L. Harris

/s/ Mitchel Sivilotti
Mitchel Sivilotti

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION